UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                         QUARTER:       1         YEAR:   2005
GRUPO TELEVISA, S.A.

                                   CONSOLIDATED BALANCE SHEETS
                                  AS OF MARCH 31, 2005 AND 2004
                                   (Thousands of Mexican Pesos)

                                                                                            FINAL PRINTING
----------------------------------------------------------------------------------------------------------
 REF
                           CONCEPTS                            CURRENT YEAR            PREVIOUS YEAR
                                                         -------------------------------------------------
  S                                                          Amount         %         Amount        %
----------------------------------------------------------------------------------------------------------
  1    TOTAL ASSETS                                          70,179,683       100     65,444,350      100

  2    CURRENT ASSETS                                        30,013,534        43     27,452,166       42
  3    CASH AND SHORT-TERM INVESTMENTS                       16,824,096        24     15,671,570       24
  4    ACCOUNTS AND NOTES RECEIVABLE (NET)                    7,104,155        10      6,016,366        9
  5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)              1,044,667         1      1,059,037        2
  6    INVENTORIES                                            4,305,326         6      3,990,878        6
  7    OTHER CURRENT ASSETS                                     735,290         1        714,315        1
  8    LONG-TERM                                              6,785,874        10      6,850,231       10
  9    ACCOUNTS AND NOTES RECEIVABLE (NET)                            0         0              0        0
  10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                            6,594,357         9      6,500,651       10
  11   OTHER INVESTMENTS                                        191,517         0        349,580        1
  12   PROPERTY, PLANT AND EQUIPMENT (NET)                   19,185,056        27     16,263,460       25
  13   LAND AND BUILDINGS                                    13,001,431        19     13,078,540       20
  14   MACHINERY AND INDUSTRIAL EQUIPMENT                    19,292,953        27     11,896,599       18
  15   OTHER EQUIPMENT                                        3,198,139         5      2,704,293        4
  16   ACCUMULATED DEPRECIATION                              16,887,806        24     12,082,753       18
  17   CONSTRUCTION IN PROGRESS                                 580,339         1        666,781        1
  18   DEFERRED ASSETS (NET)                                  9,810,588        14      9,659,645       15
  19   OTHER ASSETS                                           4,384,631         6      5,218,848        8

  20   TOTAL LIABILITIES                                     41,742,362       100     35,958,378      100

  21   CURRENT LIABILITIES                                    6,801,526        16      4,422,319       12
  22   SUPPLIERS                                              2,339,717         6      1,928,882        5
  23   BANK LOANS                                                90,901         0        259,359        1
  24   STOCK MARKET LOANS                                     2,231,800         5              0        0
  25   TAXES PAYABLE                                            557,134         1        682,977        2
  26   OTHER CURRENT LIABILITIES                              1,581,974         4      1,551,101        4
  27   LONG-TERM LIABILITIES                                 19,804,692        47     16,080,453       45
  28   BANK LOANS                                             4,960,360        12      2,092,360        6
  29   STOCK MARKET LOANS                                    13,003,286        31     13,257,564       37
  30   OTHER LOANS                                            1,841,046         4        730,529        2
  31   DEFERRED LIABILITIES                                  14,995,931        36     14,142,469       39
  32   OTHER LIABILITIES                                        140,213         0      1,313,137        4

  33   CONSOLIDATED STOCKHOLDERS' EQUITY                     28,437,321       100     29,485,972      100

  34   MINORITY INTEREST                                       (120,180)        0      1,177,912        4
  35   MAJORITY INTEREST                                     28,557,501       100     28,308,060       96
  36   CONTRIBUTED CAPITAL                                   13,754,750        48     12,810,324       43
  37   CAPITAL STOCK (NOMINAL)                                2,524,174         9      1,618,060        5
  38   RESTATEMENT OF  CAPITAL STOCK                          7,121,834        25      7,083,522       24
  39   PREMIUM ON SALES OF SHARES                             4,108,742        14      4,108,742       14
  40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                     0         0              0        0
  41   EARNED CAPITAL                                        14,802,751        52     15,497,736       53
  42   RETAINED EARNINGS AND CAPITAL RESERVE                 11,187,286        39     12,174,992       41
  43   RESERVE FOR REPURCHASE  OF SHARES                      5,603,165        20      5,603,165       19
  44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
       HOLDERS' EQUITY                                       (2,581,752)       (9)    (2,773,164)      (9)
  45   NET INCOME FOR THE YEAR                                  594,052         2        492,743        2
----------------------------------------------------------------------------------------------------------



                                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                           QUARTER:       1        YEAR:   2005
GRUPO TELEVISA, S.A.

                                       CONSOLIDATED BALANCE SHEETS
                                       BREAKDOWN OF MAJOR CONCEPTS
                                       (Thousands of Mexican Pesos)
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                            CURRENT YEAR            PREVIOUS YEAR
                                                          --------------------------------------------------
   S                                                          Amount         %         Amount         %
------------------------------------------------------------------------------------------------------------
   3    CASH AND SHORT-TERM INVESTMENTS                        16,824,096      100     15,671,570       100
  46    CASH                                                      260,975        2        207,364         1
  47    SHORT-TERM INVESTMENTS                                 16,563,121       98     15,464,206        99

  18    DEFERRED ASSETS (NET)                                   9,810,588      100      9,659,645       100
  48    DEFERRED EXPENSES (NET)                                 2,214,283       23      1,693,066        18
  49    GOODWILL                                                7,596,305       77      7,966,579        82
  50    DEFERRED TAXES                                                  0        0              0         0
  51    OTHER                                                           0        0              0         0

  21    CURRENT LIABILITIES                                     6,801,526      100      4,422,319       100
  52    FOREIGN CURRENCY LIABILITIES                            3,962,159       58      1,935,695        44
  53    MEXICAN PESOS LIABILITIES                               2,839,367       42      2,486,624        56

  24    STOCK MARKET LOANS                                      2,231,800      100              0         0
  54    COMMERCIAL PAPER                                                0        0              0         0
  55    CURRENT MATURITIES OF MEDIUM-TERM NOTES                         0        0              0         0
  56    CURRENT MATURITIES OF BONDS                             2,231,800      100              0         0

  26    OTHER CURRENT LIABILITIES                               1,581,974      100      1,551,101       100
  57    OTHER CURRENT LIABILITIES WITH COST                        72,862        5              0         0
  58    OTHER CURRENT LIABILITIES WITHOUT COST                  1,509,112       95      1,551,101       100

  27    LONG-TERM LIABILITIES                                  19,804,692      100     16,080,453       100
  59    FOREIGN CURRENCY LIABILITIES                           13,921,399       70     11,297,213        70
  60    MEXICAN PESOS LIABILITIES                               5,883,293       30      4,783,240        30

  29    STOCK MARKET LOANS                                     13,003,286      100     13,257,564       100
  61    BONDS                                                  13,003,286      100     13,257,564       100
  62    MEDIUM-TERM NOTES                                               0        0              0         0

  30    OTHER LOANS                                             1,841,046      100        730,529       100
  63    OTHER LOANS WITH COST                                   1,306,799       71              0         0
  64    OTHER LOANS WITHOUT COST                                  534,247       29        730,529       100

  31    DEFERRED LIABILITIES                                   14,995,931      100     14,142,469       100
  65    NEGATIVE GOODWILL                                               0        0              0         0
  66    DEFERRED TAXES                                          1,327,633        9      1,229,077         9
  67    OTHER                                                  13,668,298       91     12,913,392        91

  32    OTHER LIABILITIES                                         140,213      100      1,313,137       100
  68    RESERVES                                                  140,213      100              0         0
  69    OTHER LIABILITIES                                               0        0      1,313,137       100

  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-            (2,581,752)     100     (2,773,164)      100
        HOLDERS' EQUITY
  70    ACCUMULATED  MONETARY RESULT                              (31,789)      (1)       (31,789)       (1)
  71    RESULT FROM HOLDING NON-MONETARY  ASSETS               (2,549,963)     (99)    (2,741,375)      (99)
------------------------------------------------------------------------------------------------------------



                                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                            QUARTER:       1        YEAR:   2005
GRUPO TELEVISA, S.A.

                                 CONSOLIDATED FINANCIAL STATEMENTS
                                         OTHER CONCEPTS
                                    (Thousands of Mexican Pesos)
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                           CURRENT YEAR            PREVIOUS YEAR
                                                          --------------------------------------------------
   S                                                               Amount                  Amount
------------------------------------------------------------------------------------------------------------
  72    WORKING CAPITAL                                        23,212,008              23,029,847
  73    PENSIONS  AND SENIORITY PREMIUMS                        1,133,908                 998,166
  74    EXECUTIVES (*)                                                 36                      35
  75    EMPLOYEES (*)                                              14,547                  12,193
  76    WORKERS (*)                                                     0                       0
  77    OUTSTANDING SHARES (*)                            342,978,445,407           8,787,732,965
  78    REPURCHASED SHARES (*)                             26,294,924,994             680,814,994

------------------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS ARE STATED IN UNITS


                                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                               QUARTER:       1         YEAR:   2005
GRUPO TELEVISA, S.A.

                                    CONSOLIDATED STATEMENTS OF INCOME
                             FROM JANUARY 1 THROUGH MARCH 31, 2005 AND 2004
                                     (Thousands of Mexican Pesos)
                                                                                                  FINAL PRINTING
---------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR             PREVIOUS YEAR
                                                            --------------------------------------------------
   R                                                             Amount         %         Amount         %
---------------------------------------------------------------------------------------------------------------
   1    NET SALES                                                  6,369,590      100       5,460,186      100
   2    COST OF SALES                                              3,619,821       57       3,367,692       62
   3    GROSS PROFIT                                               2,749,769       43       2,092,494       38
   4    OPERATING EXPENSES                                         1,105,079       17         881,297       16
   5    OPERATING INCOME                                           1,644,690       26       1,211,197       22
   6    INTEGRAL FINANCING COST                                      302,766        5         385,488        7
   7    INCOME AFTER INTEGRAL FINANCING COST                       1,341,924       21         825,709       15
   8    OTHER FINANCIAL OPERATIONS                                   199,845        3         232,723        4
   9    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    1,142,079       18         592,986       11
  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                      311,087        5         166,767        3
  11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                                      830,992       13         426,219        8
  12    SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                   18,375        0          46,432        1
  13    CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                                   849,367       13         472,651        9
  14    INCOME FROM DISCONTINUED OPERATIONS                                0        0                        0
  15    CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                                          849,367       13         472,651        9
  16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                   0               0        0
  17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                177,893        3               0        0
  18    NET CONSOLIDATED INCOME                                      671,474       11         472,651        9
  19    NET INCOME OF MINORITY INTEREST                               77,422        1         (20,092)       0
  20    NET INCOME OF MAJORITY INTEREST                              594,052        9         492,743        9
---------------------------------------------------------------------------------------------------------------



                                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:       1        YEAR:   2005
GRUPO TELEVISA, S.A.

                                    CONSOLIDATED STATEMENTS OF INCOME
                                       BREAKDOWN OF MAIN CONCEPTS
                                      (Thousands of Mexican Pesos)
                                                                                               FINAL PRINTING
-------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR            PREVIOUS YEAR
                                                              -----------------------------------------------
   R                                                             Amount         %        Amount        %
-------------------------------------------------------------------------------------------------------------
   1    NET SALES                                                 6,369,590       100     5,460,186      100
  21    DOMESTIC                                                  5,582,201        88     4,349,844       80
  22    FOREIGN                                                     787,389        12     1,110,342       20
  23    TRANSLATED INTO DOLLARS (***)                                70,561         1        95,194        2

   6    INTEGRAL FINANCING COST                                     302,766       100       385,488      100
  24    INTEREST EXPENSE                                            537,103       177       306,044       79
  25    FOREIGN EXCHANGE LOSS                                        29,809        10         7,683        2
  26    INTEREST INCOME                                             292,336        97       158,239       41
  27    FOREIGN EXCHANGE GAIN                                             0         0             0        0
  28    RESULT FROM MONETARY POSITION                                17,946         6       165,694       43
  42    LOSS ON RESTATEMENT OF UDI'S                                 10,244         3        64,306       17
  43    GAIN ON RESTATEMENT OF UDI'S                                      0         0             0        0

   8    OTHER FINANCIAL OPERATIONS                                  199,845       100       232,723      100
  29    OTHER EXPENSE (INCOME) NET                                  199,845       100       232,723      100
  30    (GAIN) LOSS ON SALE OF OWN SHARES                                 0         0             0        0
  31    (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0         0             0        0

  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING           311,087       100       166,767      100
  32    INCOME TAX                                                  262,591        84       203,642      122
  33    DEFERRED INCOME TAX                                          47,643        15       (37,606)     (23)
  34    EMPLOYEES' PROFIT SHARING                                       853         0           731        0
  35    DEFERRED EMPLOYEES' PROFIT SHARING                                0         0             0        0

-------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                                  MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                              QUARTER:       1           YEAR:   2005
GRUPO TELEVISA, S.A.

                            CONSOLIDATED STATEMENTS OF INCOME
                                    OTHER CONCEPTS
                               (Thousands of Mexican Pesos)
                                                                                   FINAL PRINTING
--------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                         CURRENT YEAR        PREVIOUS YEAR
                                                          ----------------------------------------
   R                                                            Amount              Amount
--------------------------------------------------------------------------------------------------
  36    TOTAL SALES                                                 9,294,815           5,873,107
  37    TAX RESULT FOR THE YEAR                                       541,285                   0
  38    NET SALES (**)                                             30,454,917          25,206,736
  39    OPERATING INCOME (**)                                       9,058,842           6,612,630
  40    NET INCOME OF MAJORITY INTEREST (**)                        4,452,107           4,033,796
  41    NET CONSOLIDATED INCOME (**)                                4,783,200           3,906,288

--------------------------------------------------------------------------------------------------
  (**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS



                                         MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                              QUARTER:       1         YEAR:   2005
GRUPO TELEVISA, S.A.

                             QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                           FROM JANUARY 1 THROUGH MARCH 31, 2005 AND 2004
                                  (Thousands of Mexican Pesos)
                                                                                                 FINAL PRINTING
---------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                             CURRENT YEAR             PREVIOUS YEAR
                                                             --------------------------------------------------
   R                                                             Amount         %         Amount         %
---------------------------------------------------------------------------------------------------------------
   1    NET SALES                                                  6,369,590      100       5,460,186      100
   2    COST OF SALES                                              3,619,821       57       3,367,692       62
   3    GROSS PROFIT                                               2,749,769       43       2,092,494       38
   4    OPERATING EXPENSES                                         1,105,079       17         881,297       16
   5    OPERATING INCOME                                           1,644,690       26       1,211,197       22
   6    INTEGRAL FINANCING COST                                      302,766        5         385,488        7
   7    INCOME AFTER INTEGRAL FINANCING COST                       1,341,924       21         825,709       15
   8    OTHER FINANCIAL OPERATIONS                                   199,845        3         232,723        4
   9    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                                    1,142,079       18         592,986       11
  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                      311,087        5         166,767        3
  11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                                      830,992       13         426,219        8
  12    SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                                   18,375        0          46,432        1
  13    CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                                   849,367       13         472,651        9
  14    INCOME FROM DISCONTINUED OPERATIONS                                0        0                        0
  15    CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                                          849,367       13         472,651        9
  16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                                   0               0        0
  17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET                177,893        3               0        0
  18    NET CONSOLIDATED INCOME                                      671,474       11         472,651        9
  19    NET INCOME OF MINORITY INTEREST                               77,422        1         (20,092)       0
  20    NET INCOME OF MAJORITY INTEREST                              594,052        9         492,743        9

---------------------------------------------------------------------------------------------------------------



                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:       1       YEAR:   2005
GRUPO TELEVISA, S.A.

                          QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                 BREAKDOWN OF MAIN CONCEPTS
                                (Thousands of Mexican Pesos)
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                              CONCEPTS                            CURRENT YEAR           PREVIOUS YEAR
                                                             -----------------------------------------------
   R                                                             Amount        %        Amount        %
------------------------------------------------------------------------------------------------------------
   1    NET SALES                                                 6,369,590      100     5,460,186      100
  21    DOMESTIC                                                  5,582,201       88     4,349,844       80
  22    FOREIGN                                                     787,389       12     1,110,342       20
  23    TRANSLATED INTO DOLLARS (***)                                70,561        1        95,194        2

   6    INTEGRAL FINANCING COST                                     302,766      100       385,488      100
  24    INTEREST EXPENSE                                            537,103      177       306,044       79
  25    FOREIGN EXCHANGE LOSS                                        29,809       10         7,683        2
  26    INTEREST INCOME                                             292,336       97       158,239       41
  27    FOREIGN EXCHANGE GAIN                                             0        0             0        0
  28    RESULT FROM MONETARY POSITION                                17,946        6       165,694       43
  42    LOSS ON RESTATEMENT OF UDI'S                                 10,244        3        64,306       17
  43    GAIN ON RESTATEMENT OF UDI'S                                      0        0             0        0

   8    OTHER FINANCIAL OPERATIONS                                  199,845      100       232,723      100
  29    OTHER EXPENSE (INCOME) NET                                  199,845      100       232,723      100
  30    (GAIN) LOSS ON SALE OF OWN SHARES                                 0        0             0        0
  31    (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0        0             0        0

  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING           311,087      100       166,767     (100)
  32    INCOME TAX                                                  262,591       84       203,642     (122)
  33    DEFERRED INCOME TAX                                          47,643       15       (37,606)      23
  34    EMPLOYEES' PROFIT SHARING                                       853        0           731        0
  35    DEFERRED EMPLOYEES' PROFIT SHARING                                0        0             0        0
------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS



                                      MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                            QUARTER:       1        YEAR:   2005
GRUPO TELEVISA, S.A.

                      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                          FROM JANUARY 1 THROUGH MARCH 31, 2005 AND 2004
                                  (Thousands of Mexican Pesos)
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                           CURRENT YEAR            PREVIOUS YEAR
                                                          --------------------------------------------------
   C                                                               Amount                  Amount
------------------------------------------------------------------------------------------------------------
   1    CONSOLIDATED NET INCOME                                   671,474                 472,651
   2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
         REQUIRE USING RESOURCES                                  801,569                 278,732
   3    RESOURCES FROM NET INCOME FOR THE YEAR                  1,473,043                 751,383
   4    RESOURCES FROM CHANGE IN WORKING CAPITAL                1,624,413               2,198,415
   5    RESOURCES PROVIDED BY (USED FOR) OPERATING
         ACTIVITIES                                             3,097,456               2,949,798
   6    CASH FLOW FROM EXTERNAL FINANCING                      (2,224,554)               (223,923)
   7    CASH FLOW FROM INTERNAL FINANCING                          19,659                 169,885
   8    RESOURCES PROVIDED BY (USED FOR) FINANCING
        ACTIVITIES                                             (2,204,895)                (54,038)
   9    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                               (841,090)               (226,068)
  10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
        INVESTMENTS                                                51,471               2,669,692
  11    CASH AND SHORT-TERM INVESTMENTS AT THE
        BEGINNING OF PERIOD                                    16,772,625              13,001,878
  12    CASH AND SHORT-TERM INVESTMENTS AT THE END
        OF PERIOD                                              16,824,096              15,671,570
------------------------------------------------------------------------------------------------------------



                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                             QUARTER:       1         YEAR:   2005
GRUPO TELEVISA, S.A.

                       CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                     BREAKDOWN OF MAIN CONCEPTS
                                   (Thousands of Mexican Pesos)
                                                                                                FINAL PRINTING
--------------------------------------------------------------------------------------------------------------
  REF
                             CONCEPTS                        CURRENT YEAR            PREVIOUS YEAR
                                                            --------------------------------------------------
   C                                                                Amount                   Amount
--------------------------------------------------------------------------------------------------------------
   2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
        REQUIRE USING RESOURCES                                    801,569                  278,732
  13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                 542,074                  355,469
  14     + (-) NET INCREASE (DECREASE) IN PENSIONS
        AND SENIORITY PREMIUMS                                           0                        0
  15     + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                       0                        0
  16     + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
        RESTATEMENT                                                      0                        0
  17     + (-) OTHER ITEMS                                               0                        0
  40     + (-) OTHER NON-EBITDA ITEMS                              259,495                  (76,737)

   4    RESOURCES FROM CHANGE IN WORKING CAPITAL                 1,624,413                2,198,415
  18     + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE        4,214,417                5,225,065
  19     + (-) DECREASE (INCREASE) IN INVENTORIES                  164,830                   (9,571)
  20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
        RECEIVABLE                                                 103,300                  109,109
  21     + (-) INCREASE (DECREASE) IN SUPPLIERS                    187,622                 (561,098)
  22     + (-) INCREASE (DECREASE) IN OTHER LIABILITIES         (3,045,756)              (2,565,090)

   6    CASH FLOW FROM EXTERNAL FINANCING                       (2,224,554)                (223,923)
  23     + SHORT-TERM BANK AND STOCK MARKET FINANCING                    0                        0
  24     + LONG-TERM BANK AND STOCK MARKET FINANCING             4,463,600                   21,181
  25     + DIVIDEND RECEIVED                                             0                        0
  26     + OTHER FINANCING                                               0                        0
  27     (-) BANK FINANCING AMORTIZATION                           (46,319)                 (58,688)
  28     (-) STOCK MARKET FINANCING AMORTIZATION                (6,379,877)                       -
  29     (-) OTHER FINANCING AMORTIZATION                         (261,958)                (186,416)

   7    CASH FLOW FROM INTERNAL FINANCING                           19,659                  169,885
  30     + (-) INCREASE (DECREASE) IN CAPITAL STOCK                      0                        0
  31     (-) DIVIDENDS PAID                                              0                        0
  32     + PREMIUM ON SALE OF SHARES                                     0                        0
  33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                19,659                  169,885

   9    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                                (841,090)                (226,068)
  34     + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS        57,266                 (211,534)
  35     (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT         (429,520)                (144,362)
  36     (-) INCREASE IN CONSTRUCTION IN PROGRESS                        0                        0
  37     + SALE OF OTHER PERMANENT INVESTMENTS                           0                        0
  38     + SALE OF TANGIBLE FIXED ASSETS                            60,498                   26,435
  39     + (-) OTHER ITEMS                                        (529,334)                 103,393
--------------------------------------------------------------------------------------------------------------



                                       MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                            QUARTER:       1        YEAR:   2005
GRUPO TELEVISA, S.A.

                                              RATIOS
                                           CONSOLIDATED
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                       CURRENT YEAR            PREVIOUS YEAR
   P
------------------------------------------------------------------------------------------------------------
        YIELD
   1    NET INCOME TO NET SALES                                     10.54     %              8.66     %
   2    NET INCOME TO STOCKHOLDERS' EQUITY (**)                     15.59     %             14.25     %
   3    NET INCOME TO TOTAL ASSETS (**)                              6.82     %              5.97     %
   4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                   0.00     %              0.00     %
   5    RESULT FROM MONETARY POSITION TO NET INCOME                 (2.67)    %            (35.06)    %

        ACTIVITY
   6    NET SALES TO NET ASSETS (**)                                 0.43  times             0.39  times
   7    NET SALES TO FIXED ASSETS (**)                               1.59  times             1.55  times
   8    INVENTORIES TURNOVER (**)                                    3.90  times             3.74  times
   9    ACCOUNTS RECEIVABLE IN DAYS OF SALES                           87  days                86  days
  10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)           10.01     %              8.21     %

        LEVERAGE
  11    TOTAL LIABILITIES TO TOTAL ASSETS                           59.48     %             54.94     %
  12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                    1.47  times             1.22  times
  13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES           42.84     %             36.80     %
  14    LONG-TERM LIABILITIES TO FIXED ASSETS                      103.23     %             98.87     %
  15    OPERATING INCOME TO INTEREST PAID                            3.06  times             3.96  times
  16    NET SALES TO TOTAL LIABILITIES (**)                          0.73  times             0.70  times

        LIQUIDITY
  17    CURRENT ASSETS TO CURRENT LIABILITIES                        4.41  times             6.21  times
  18    CURRENT ASSETS LESS INVENTORY TO CURRENT
        LIABILITIES                                                  3.78  times             5.31  times
  19    CURRENT ASSETS TO TOTAL LIABILITIES                          0.72  times             0.76  times
  20    AVAILABLE ASSETS TO CURRENT LIABILITIES                    247.36     %            354.37     %

        CASH FLOW
  21    RESOURCES FROM NET INCOME TO NET SALES                      23.13     %             13.76     %
  22    RESOURCES FROM CHANGES IN WORKING CAPITAL
        TO NET SALES                                                25.50     %             40.26     %
  23    RESOURCES GENERATED (USED) IN OPERATING TO
        INTEREST PAID                                                5.77  times             9.64  times
  24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                       100.89     %            414.38     %
  25    INTERNAL FINANCING TO RESOURCES PROVIDED BY
        (USED FOR) FINANCING                                        (0.89)    %           (314.38)    %
  26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
        TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                                  51.07     %             63.86     %
------------------------------------------------------------------------------------------------------------
  (**) RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.



                                   MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                      QUARTER:       1     YEAR:   2005
GRUPO TELEVISA, S.A.

                                      DATA PER SHARE
                             CONSOLIDATED FINANCIAL STATEMENT
                                                                                     FINAL PRINTING
---------------------------------------------------------------------------------------------------
  REF
                            CONCEPTS                          CURRENT YEAR        PREVIOUS YEAR
                                                          -----------------------------------------
   D                                                          AMOUNT               AMOUNT
---------------------------------------------------------------------------------------------------
   1    BASIC PROFIT PER ORDINARY SHARE (**)               $     .01            $     .46
   2    BASIC PROFIT PER PREFERRED SHARE (**)              $     .00            $     .46
   3    DILUTED PROFIT PER ORDINARY SHARE (**)             $     .00            $     .00
   4    CONTINUING OPERATING PROFIT PER COMMON
        SHARE (**)                                         $     .02            $     .45
   5    EFFECT OF DISCONTINUED OPERATION ON
        CONTINUING OPERATING PROFIT PER SHARE (**)         $     .00            $    (.01)
   6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
        CONTINUING OPERATING PROFIT PER SHARE (**)         $     .00            $     .00
   7    EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
        CONTINUING OPERATING PROFIT PER SHARE (**)         $     .00            $     .00
   8    CARRYING VALUE PER SHARE                           $     .08            $    3.22
   9    CASH DIVIDEND ACCUMULATED PER SHARE                $     .00            $     .00
  10    DIVIDEND IN SHARES PER SHARE                             .00  shares          .00  shares
  11    MARKET PRICE TO CARRYING VALUE                          3.38  times          2.74  times
  12    MARKET PRICE TO BASIC PROFIT PER ORDINARY
        SHARE (**)                                             21.59  times         19.22  times
  13    MARKET PRICE TO BASIC PROFIT PER PREFERED
        SHARE (**)                                               .00  times         19.05  times
---------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA               QUARTER:      1        YEAR:   2005
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)
                                                                   CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

     LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FIRST QUARTER OF 2005, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.28,857, WHICH CANNOT BE PRESENTED IN LINE S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

     LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.194,342 OF RESALE OF SHARES REPURCHASED, AND PS.(174,683) OF REPURCHASE OF SHARES.

     THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.



(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                 QUARTER:       1          YEAR:   2005
GRUPO TELEVISA, S.A.
                                                                                                       CONSOLIDATED
                                                                                                     FINAL PRINTING
                                       ANALYSIS OF PAID CAPITAL STOCK

                                       CHARACTERISTICS OF THE SHARES

------------------------------------------------------------------------------------------------------------------
                                                                                            CAPITAL STOCK
                                      NUMBER OF SHARES                                (THOUSANDS OF MEXICAN PESOS)
                                 ---------------------------------------------------------------------------------
          NOMINAL      VALID         FIXED       VARIABLE                      FREE
 SERIES    VALUE      COUPON        PORTION       PORTION      MEXICAN     SUBSCRIPTION       FIXED       VARIABLE
------------------------------------------------------------------------------------------------------------------
A                           0   114,894,894,440            114,894,894,440                     852,636
------------------------------------------------------------------------------------------------------------------
B                           0    54,541,746,555             54,541,746,555                     411,974
------------------------------------------------------------------------------------------------------------------
D                           0    86,770,902,206             86,770,902,206                     629,782
------------------------------------------------------------------------------------------------------------------
L                           0    86,770,902,206                             86,770,902,206     629,782
------------------------------------------------------------------------------------------------------------------
TOTAL                           342,978,445,407        0   256,207,543,201  86,770,902,206   2,524,174          0
------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE
INFORMATION WAS SENT

             342,978,445,407

SHARES REPRESENTED BY:

CPO'S :   117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS :   0
ADRS'S :  0
GDRS'S :  0
ADS'S :   0

GDS'S :   TWENTY CPO's

                                         SHARES REPURCHASED
                                                      MARKET VALUE OF THE SHARE
                     NUMBER OF                AT REPURCHASE              AT END OF THE
          SERIES      SHARES                  AVERAGE PRICE              QUARTER PRICE
          -------------------------------------------------------------------------------------------
             A     9,841,349,735                    0.18570                   0.28103
             B     5,727,936,241                    0.18570                   0.28103
             D     5,362,819,509                    0.18570                   0.28103
             L     5,362,819,509                    0.18570                   0.28103

NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES
     REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO
     CONSOLIDATED FINANCIAL STATEMENTS.


                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

                 DECLARATION OF THE REGISTRANT'S OFFICERS,
                     RESPONSIBLE FOR THE INFORMATION.

     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

     ---------------------------               -------------------------------
       EMILIO AZCARRAGA JEAN                        SALVI FOLCH VIADERO
     PRESIDENT AND CHIEF EXECUTIVE                 CHIEF FINANCIAL OFFICER
              OFFICER



                       MEXICO, D.F., APRIL 26, 2005

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                     QUARTER: 1
YEAR:  2005

GRUPO TELEVISA, S.A.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

                                  ANNEX 1
                                                               CONSOLIDATED
                                                             FINAL PRINTING
--------------------------------------------------------------------------------

MEXICO CITY, D.F., APRIL 26, 2005 - GRUPO TELEVISA, S.A. ("TELEVISA" OR "THE COMPANY"; NYSE:TV; BMV: TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE FIRST QUARTER 2005. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2005. EFFECTIVE APRIL 1, 2004, WE BEGAN CONSOLIDATING SKY MEXICO INTO OUR FINANCIAL STATEMENTS. IN ADDITION, DURING THE FOURTH QUARTER OF 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT, WHICH RESULTED IN A CHANGE IN THE ACCOUNTING FOR NET SALES AND COSTS OF GOODS SOLD.

NET SALES

NET SALES INCREASED 16.7% TO PS.6,369.6 MILLION IN THE FIRST QUARTER OF 2005 COMPARED WITH PS.5,460.2 MILLION IN THE FIRST QUARTER OF 2004. THIS INCREASE WAS ATTRIBUTABLE TO THE CONSOLIDATION OF SKY MEXICO INTO OUR FINANCIAL STATEMENTS BEGINNING IN THE SECOND QUARTER OF 2004 AND REVENUE GROWTH IN OUR PUBLISHING, PAY TELEVISION NETWORKS, TELEVISION BROADCASTING, CABLE TELEVISION AND RADIO SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN PUBLISHING DISTRIBUTION DUE TO THE AFOREMENTIONED ACCOUNTING CHANGE, AS WELL AS LOWER SALES IN OUR PROGRAMMING EXPORTS AND OTHER BUSINESSES SEGMENTS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA") INCREASED 39.6% TO PS.2,186.8 MILLION IN THE FIRST QUARTER OF 2005 COMPARED WITH PS. 1,566.7 MILLION IN THE FIRST QUARTER OF 2004. THIS INCREASE REFLECTS HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN OPERATING EXPENSES AND COST OF SALES. OIBDA MARGIN EXPANDED TO AN ALL-TIME FIRST-QUARTER RECORD OF 34.3% FROM 28.7% REPORTED IN LAST YEAR'S COMPARABLE PERIOD. THIS INCREASE REFLECTS AN OIBDA MARGIN EXPANSION IN MOST OF OUR BUSINESS UNITS AND THE ACCOUNTING CHANGE IN OUR PUBLISHING DISTRIBUTION SEGMENT. OPERATING INCOME ROSE 35.8% TO PS.1,644.7 MILLION IN THE FIRST QUARTER OF 2005 COMPARED WITH PS.1,211.2 MILLION REPORTED IN LAST YEAR'S FIRST QUARTER.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.542.1 MILLION AND PS.355.5 MILLION IN THE FIRST QUARTER OF 2005 AND 2004, RESPECTIVELY.

NET INCOME

NET INCOME INCREASED 20.6% TO PS.594.1 MILLION IN THE FIRST QUARTER OF 2005 COMPARED WITH PS.492.7 MILLION IN THE FIRST QUARTER OF 2004. THE NET INCREASE OF PS.101.4 MILLION REFLECTED: I) A PS.620.1 MILLION INCREASE IN OIBDA; II) A PS.82.7 MILLION DECREASE IN INTEGRAL COST OF FINANCING; AND
III) A PS.95.9 MILLION DECREASE IN OTHER EXPENSE. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY: I) A PS.186.6 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION; II) A PS.63 MILLION INCREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; III) A PS.144.3 MILLION INCREASE IN INCOME TAXES;
IV) A PS.28 MILLION DECREASE IN EQUITY IN INCOME OF AFFILIATES; V) A LOSS EFFECT IN ACCOUNTING CHANGE OF PS.177.9 MILLION; AND VI) A PS.97.5 MILLION INCREASE IN MINORITY INTEREST.

PRO FORMA RESULTS BY BUSINESS SEGMENTS

THE FOLLOWING FIRST QUARTER PRO FORMA NET SALES AND OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION REFLECT THE CONSOLIDATION OF SKY
MEXICO INTO OUR FINANCIAL STATEMENTS AND THE CHANGE IN OUR ACCOUNTING TREATMENT OF SALES AND COSTS OF GOODS SOLD RECOGNITION IN OUR PUBLISHING DISTRIBUTION SEGMENT, AND ASSUME THAT BOTH OCCURRED AT THE BEGINNING OF EACH PERIOD PRESENTED.

TELEVISION BROADCASTING

SALES INCREASED 1.7% TO PS.3,390.1 MILLION COMPARED WITH PS.3,334.1 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE IS ATTRIBUTABLE TO AN INCREASE IN ADVERTISING REVENUES, DRIVEN MAINLY BY OUR SOAP OPERAS AND REALITY SHOWS, AS WELL AS BY HIGHER LOCAL SALES.

OIBDA INCREASED 4.6% TO PS.1,384.7 MILLION COMPARED WITH PS.1,324.3 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. OIBDA MARGIN EXPANDED TO 40.8% FROM 39.7%, REFLECTING HIGHER SALES, LOWER COST OF SALES AND STABLE OPERATING EXPENSES.

WE HAVE SECURED THE BROADCAST RIGHTS FOR THE 2006 FIFA SOCCER WORLD CUP TO BE PLAYED IN GERMANY. WE WILL BROADCAST 30 OUT OF THE 64 MATCHES TO BE PLAYED DURING THE EVENT. TELEVISA PAID U.S.$16 MILLION FOR THESE RIGHTS.

PAY TELEVISION NETWORKS

SALES INCREASED 33.9% TO PS.235.3 MILLION COMPARED WITH PS.175.7 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. IN ACCORDANCE WITH THE GUIDELINES OF FIN 46, DURING THE FIRST QUARTER WE IDENTIFIED TUTV, LLC., OUR JOINT VENTURE WITH UNIVISION, AS A VARIABLE INTEREST ENTITY, AND THE COMPANY AS THE PRIMARY BENEFICIARY OF SUCH ENTITY. ACCORDINGLY, WE BEGAN INCLUDING FULLY THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF TUTV IN OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY 1, 2005. THE SEGMENT SALES INCREASE REFLECTS PS.18.9 MILLION OF TUTV'S SALES, AN INCREASE IN SIGNAL AND ADVERTISING SALES IN MEXICO, AS WELL AS AN INCREASE IN SIGNAL SALES IN LATIN AMERICA, WHICH WERE PARTIALLY OFFSET BY LOWER SIGNAL SALES IN SPAIN.

OIBDA ROSE 103.7% TO PS.94.5 MILLION COMPARED WITH PS.46.4 MILLION REPORTED IN THE SAME PERIOD OF LAST YEAR. OIBDA MARGIN EXPANDED TO 40.2% FROM 26.4% IN LAST YEAR'S FIRST QUARTER. THIS INCREASE WAS DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY A MARGINAL INCREASE IN THE COST OF SALES
COMBINED WITH AN INCREASE IN OPERATING EXPENSES RESULTING FROM THE CONSOLIDATION OF TUTV AND HIGHER ADVERTISING AND PROMOTION EXPENSES. IN THE FIRST QUARTER OF 2005, TUTV CONTRIBUTED WITH PS.2.8 MILLION TO OIBDA.

PROGRAMMING EXPORTS

SALES DECREASED 8.4% TO PS.396.2 MILLION COMPARED WITH PS.432.6 MILLION REPORTED IN THE FIRST QUARTER OF 2004. THIS DECREASE IS ATTRIBUTABLE TO LOWER EXPORT SALES TO LATIN AMERICA, EUROPE, ASIA AND AFRICA AND A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES THAT AMOUNTED TO PS.11.7 MILLION. UNIVISION ROYALTIES GREW U.S.$741 THOUSAND YEAR OVER YEAR, OF WHICH U.S.$625 THOUSAND CAME FROM THE INCREASE IN TELEFUTURA'S MINIMUM GUARANTEED ROYALTY. UNIVISION ROYALTIES WERE BELOW OUR EXPECTATIONS DUE TO THE FACT THAT UNIVISION DECIDED TO DEDUCT THE REVENUES FROM CERTAIN PROGRAMS IN THE CALCULATION OF THE ROYALTIES.

OIBDA DECREASED 17.8% TO PS.106.4 MILLION COMPARED WITH PS.129.4 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. OIBDA MARGIN DECREASED TO 26.9% FROM 29.9% IN LAST YEAR'S FIRST QUARTER, REFLECTING LOWER SALES THAT WERE PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

SALES INCREASED 18.5% TO PS.458.8 MILLION COMPARED WITH PS.387.2 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE IS ATTRIBUTABLE TO HIGHER MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY A TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.6 MILLION.

OIBDA INCREASED 9.5% TO PS.34.7 MILLION COMPARED WITH PS.31.7 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. OIBDA MARGIN DECREASED TO 7.6% FROM 8.2% IN LAST YEAR'S FIRST QUARTER, REFLECTING HIGHER COST OF SALES DRIVEN BY AN INCREASE IN PAPER AND PRINTING COSTS, AS WELL BY HIGHER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

PUBLISHING DISTRIBUTION

SALES INCREASED 3% TO PS.85.7 MILLION COMPARED WITH PS.83.2 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE IS ATTRIBUTABLE TO HIGHER CIRCULATION OF MAGAZINES PUBLISHED BY THE COMPANY IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY THE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.1.9 MILLION.

OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED 60% TO PS.5.6 MILLION COMPARED WITH PS.3.5 MILLION REPORTED IN THE SAME PERIOD LAST YEAR REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

SKY MEXICO

SALES INCREASED 14.2% TO PS.1,303.5 MILLION COMPARED WITH PS.1,141 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE WAS DRIVEN BY A 25% INCREASE IN THE SUBSCRIBER BASE. AS OF MARCH 31, 2005, IT REACHED 1,107,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 63,400 COMMERCIAL SUBSCRIBERS) COMPARED WITH 886,100 GROSS ACTIVE SUBSCRIBERS (INCLUDING 50,200 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2004.

OIBDA INCREASED 26.2% TO PS.509.8 MILLION COMPARED WITH PS.404 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. OIBDA MARGIN EXPANDED TO 39.1% FROM 35.4% IN LAST YEAR'S FIRST QUARTER, REFLECTING HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

SKY MEXICO AGREED TO PURCHASE CERTAIN RIGHTS OF THE 2006 SOCCER WORLD CUP. SKY MEXICO WILL BE ABLE TO AIR THE ENTIRE 64 GAMES OF THE WORLD CUP, OUT OF WHICH 34 WILL BE EXCLUSIVE FOR SKY SUBSCRIBERS. THE COST OF THESE RIGHTS IS US$15 MILLION.

CABLE TELEVISION

SALES INCREASED 8.1% TO PS.304.1 MILLION COMPARED WITH PS.281.4 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE WAS DRIVEN BY A 1.3% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF MARCH 31, 2005, TOTALED 370,822 SUBSCRIBERS (INCLUDING 147,040 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S BASE OF 365,930 SUBSCRIBERS (INCLUDING 69,806 DIGITAL SUBSCRIBERS), AS WELL AS BOTH HIGHER ADVERTISING REVENUES AND BROADBAND SUBSCRIPTION FEES. BROADBAND SUBSCRIBERS INCREASED TO 36,558 IN THE FIRST QUARTER OF 2005 COMPARED WITH 11,220 IN THE FIRST QUARTER OF 2004.

OIBDA DECREASED 6.8% TO PS.82.6 MILLION COMPARED WITH PS.88.6 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. OIBDA MARGIN DECREASED TO 27.2% FROM 31.5% IN LAST YEAR'S FIRST QUARTER, REFLECTING HIGHER PROGRAMMING COSTS AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

RADIO

SALES INCREASED 12.7% TO PS.62.1 MILLION COMPARED WITH PS.55.1 MILLION REPORTED IN THE SAME PERIOD LAST YEAR. THIS INCREASE WAS DRIVEN BY HIGHER ADVERTISING TIME SOLD, WHICH WAS MAINLY DRIVEN BY OUR NEWSCASTS AND SPORTS PROGRAMMING.

DUE TO HIGHER SALES OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO AN INCOME OF PS.0.3 MILLION COMPARED WITH A LOSS OF PS.2.8 MILLION REPORTED IN THE SAME PERIOD LAST YEAR, BUT WAS PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

SALES INCREASED 7.2% TO PS.355.1 MILLION COMPARED WITH PS.331.3 MILLION REPORTED IN THE SAME PERIOD LAST YEAR, MAINLY DUE TO HIGHER SALES IN OUR ESMAS.COM INTERNET PORTAL BUSINESSES, WHICH INCLUDE SALES RELATED TO OUR SMS MESSAGING SERVICE. THIS WAS PARTIALLY OFFSET BY LOWER SALES IN OUR FEATURE FILM DISTRIBUTION BUSINESS AND SPORTS BUSINESSES.

OPERATING RESULTS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO AN INCOME OF PS.13.2 MILLION COMPARED WITH A LOSS OF PS.19.6 MILLION REPORTED IN THE FIRST QUARTER OF 2004. THE FAVORABLE VARIANCE REFLECTS HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER OF 2005 AND 2004, AMOUNTED TO PS.221.3 MILLION AND PS.217.8 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE FIRST QUARTER OF 2005 AND 2004, AMOUNTED TO PS.33.8 MILLION AND PS.33.6 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

REFLECTS THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE AND SPORTS BUSINESSES.

SALES OF DISPOSED OPERATIONS FOR THE FIRST QUARTER OF 2004 AMOUNTED TO PS.84.0 MILLION.

OIBDA OF DISPOSED OPERATIONS FOR THE FIRST QUARTER OF 2004 AMOUNTED TO PS.5.8 MILLION.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING DECREASED BY PS.82.7 MILLION, OR 21.5%, TO PS.302.8 MILLION IN THE FIRST QUARTER OF 2005 FROM PS.385.5 MILLION IN THE FIRST QUARTER OF 2004. THIS DECREASE
REFLECTED: I) A PS.134.1 MILLION INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE FIRST QUARTER OF 2005 AND HIGHER INTEREST RATES IN THE SAME PERIOD; AND II) A PS.147.7 MILLION DECREASE IN LOSS FROM MONETARY POSITION, PRIMARILY AS A RESULT OF A LOWER NET ASSET MONETARY POSITION AND A LOWER INFLATION IN THE QUARTER ENDED MARCH 31, 2005 (0.79%) COMPARED TO THE QUARTER ENDED MARCH 31, 2004 (1.57%). THESE FAVORABLE VARIANCES WERE OFFSET BY: I) A PS.177 MILLION INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF AN INCREASE IN THE AVERAGE AMOUNT OF OUR DEBT, RESULTING FROM THE CONSOLIDATION OF SKY MEXICO'S DEBT BEGINNING THE SECOND QUARTER OF 2004; AND II) A PS.22.1 MILLION INCREASE IN NET FOREIGN EXCHANGE LOSS, PRIMARILY IN CONNECTION WITH A 0.09% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE FIRST QUARTER 2005 COMPARED WITH A 0.45% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN LAST YEAR'S FIRST QUARTER.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES INCREASED BY PS.63 MILLION, OR 59.8%, TO PS.168.4 MILLION IN THE FIRST QUARTER OF 2005, AS COMPARED TO PS.105.4 MILLION IN THE FIRST QUARTER OF 2004. THIS INCREASE PRIMARILY REFLECTED THE RECOGNITION OF FINANCING EXPENSES IN CONNECTION WITH THE PREPAYMENT OF CERTAIN OF OUR OUTSTANDING LONG-TERM DEBT IN MARCH 2005, WHICH WAS PARTIALLY OFFSET BY A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS.

OTHER EXPENSE, NET

OTHER EXPENSE DECREASED BY PS.95.9 MILLION, OR 75.3%, TO PS.31.4 MILLION IN THE FIRST QUARTER OF 2005 AS COMPARED TO PS.127.3 MILLION IN THE SAME PERIOD LAST YEAR. THIS DECREASE PRIMARILY REFLECTED A REDUCTION IN DONATIONS, A DECREASE IN LOSS ON DISPOSITION OF FIXED ASSETS, AND A REDUCTION IN ADVISORY AND PROFESSIONAL SERVICES.

INCOME TAX

INCOME TAX INCREASED BY PS.144.3 MILLION TO PS.311.1 MILLION IN THE FIRST QUARTER OF 2005 FROM PS.166.8 MILLION IN LAST YEAR'S FIRST QUARTER. THIS INCREASE PRIMARILY REFLECTED A HIGHER INCOME TAX BASE IN THE FIRST QUARTER OF 2005.

EQUITY IN INCOME OF AFFILIATES, NET

EQUITY IN INCOME OF AFFILIATES DECREASED BY PS.28 MILLION TO PS.18.4 MILLION FOR THE FIRST QUARTER OF 2005 COMPARED TO PS.46.4 MILLION IN THE FIRST QUARTER OF 2004. THIS DECREASE PRIMARILY REFLECTED THE ABSENCE OF EQUITY INCOME OF SKY MEXICO IN THE FIRST QUARTER OF 2005, AS WELL AS A REDUCTION IN EQUITY INCOME OF OCESA ENTRETENIMIENTO, THE LIVE ENTERTAINMENT COMPANY WITH OPERATIONS IN MEXICO IN WHICH THE COMPANY HOLDS A 40% STAKE.

LOSS EFFECT IN ACCOUNTING CHANGE

BEGINNING JANUARY 1, 2005, WE ADOPTED THE PROVISIONS OF MEXICAN GAAP BULLETIN D-3 "LABOR OBLIGATIONS," RELATED TO THE RECOGNITION OF SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS BASED UPON ACTUARIAL CALCULATIONS. AS PERMITTED BY THE PROVISIONS OF BULLETIN D-3, IN THE FIRST QUARTER OF 2005, WE RECOGNIZED IN OUR CONSOLIDATED INCOME STATEMENT A RELATED CUMULATIVE LOSS EFFECT IN
ACCOUNTING CHANGE IN THE AMOUNT OF PS.177.9 MILLION, NET OF A RELATED INCOME TAX BENEFIT OF PS.76.2 MILLION.

MINORITY INTEREST

MINORITY INTEREST INCREASED BY PS.97.5 MILLION TO A CHARGE OF PS.77.4 MILLION IN THE FIRST QUARTER OF 2005, FROM A BENEFIT OF PS.20.1 MILLION IN THE FIRST QUARTER OF 2004. THIS INCREASE PRIMARILY REFLECTED THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN SKY MEXICO BEGINNING THE SECOND QUARTER OF 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES

IN THE FIRST QUARTER OF 2005, WE INVESTED APPROXIMATELY U.S.$38.4 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH
APPROXIMATELY U.S.$3.4 MILLION AND U.S.$28.7 MILLION ARE RELATED TO OUR CABLE TELEVISION AND SKY MEXICO SEGMENTS, RESPECTIVELY.

DEBT

AS OF MARCH 31, 2005, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO APPROXIMATELY PS.17,963.6 MILLION, INCLUDING PS.4,359.7 MILLION FROM SKY MEXICO, AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS APPROXIMATELY PS.2,322.7 MILLION. ADDITIONALLY, AS OF MARCH 31, 2005, SKY MEXICO HAD LONG-TERM AND CURRENT PORTIONS OF A CAPITAL LEASE OBLIGATION IN AN AGGREGATE AMOUNT OF APPROXIMATELY PS.1,306.8 MILLION AND PS.72.9 MILLION, RESPECTIVELY. AS OF MARCH 31, 2004, OUR CONSOLIDATED LONG-TERM PORTION OF DEBT AMOUNTED TO APPROXIMATELY PS.15,349.9 MILLION AND OUR CONSOLIDATED CURRENT PORTION OF DEBT WAS APPROXIMATELY PS.259.4 MILLION.

EXCLUDING SKY MEXICO, OUR CONSOLIDATED NET DEBT WAS PS.120.5 MILLION AS OF MARCH 31, 2005 WHICH COMPARES TO A CONSOLIDATED NET CASH POSITION OF PS.62.3 MILLION AS OF MARCH 31, 2004.

IN MARCH 2005, WE ISSUED U.S.$400 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2025. THE NET PROCEEDS WERE USED TO PAY THE TENDER OFFER OF 74% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE 8.00% SENIOR NOTES DUE 2011 AND 76% OF THE 8.15% UDI-DENOMINATED NOTES DUE 2007. AS A RESULT OF THESE TENDER OFFERS AND THE CONSUMMATION IN THE FIRST QUARTER OF THE OFFERING OF U.S.$400 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2025, TELEVISA EXPECTS TO REDUCE INTEREST EXPENSE BY APPROXIMATELY U.S.$8 MILLION IN 2005 AND U.S.$12 MILLION IN 2006. THROUGH THESE TRANSACTIONS, TELEVISA EXTENDED ITS AVERAGE DEBT MATURITY FROM 8.2 TO
9.5 YEARS.

EFFECTIVE MARCH 18, 2005, WE DESIGNATED OUR NET INVESTMENT IN UNIVISION AS A HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE U.S.$400 MILLION SENIOR NOTES DUE 2025 ISSUED IN CONNECTION WITH THE PREPAYMENT OF APPROXIMATELY U.S.$485.4 MILLION OF PRINCIPAL AMOUNT OF OUR OUTSTANDING LONG-TERM DEBT AS OF THAT DATE. AS OF MARCH 31, 2005, THE TOTAL PRINCIPAL AMOUNT OF OUR LONG-TERM DEBT BEING HEDGED BY UNIVISION WAS OF APPROXIMATELY U.S.$777.5 MILLION.

SHARE BUYBACK PROGRAM

FROM JANUARY 1 THROUGH APRIL 26, 2005, WE HAVE REPURCHASED APPROXIMATELY 1,053 MILLION SHARES IN THE FORM OF 9 MILLION CPOS FOR PS.290.3 MILLION IN NOMINAL TERMS.

DIVIDEND PAYMENT

OUR BOARD OF DIRECTORS WILL SUBMIT TO OUR NEXT SHAREHOLDERS MEETING A PROPOSAL TO PAY AN EXTRAORDINARY DIVIDEND OF PS.1 PER CPO, IN ADDITION TO OUR ORDINARY DIVIDEND OF PS.0.35 PER CPO, FOR A TOTAL OF PS.1.35 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.4,250 MILLION. THIS REPRESENTS A 10% INCREASE OVER LAST YEAR'S DIVIDEND AND IS EQUIVALENT TO A DIVIDEND YIELD OF 4.2% BASED ON TODAY'S CLOSING PRICE. IF APPROVED BY OUR SHAREHOLDERS, THIS DIVIDEND WILL BE PAID ON MAY 31, 2005 TO SHAREHOLDERS ON RECORD AS OF MAY 30.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE FIRST QUARTER OF 2005 TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), THE AUDIENCE SHARE AMOUNTED TO 70.5%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), THE AUDIENCE SHARE AMOUNTED TO 69.1%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), THE AUDIENCE SHARE AMOUNTED TO 71.2%.

OUTLOOK FOR 2005

WE EXPECT SECOND-QUARTER TELEVISION BROADCASTING SALES TO INCREASE APPROXIMATELY 7% COMPARED TO LAST YEAR'S SECOND QUARTER. FOR THE FULL YEAR, WE EXPECT TELEVISION BROADCASTING SALES TO INCREASE APPROXIMATELY 4.5%. IN ADDITION, WE WILL CONTINUE TO KEEP COSTS AND EXPENSES UNDER CONTROL
THROUGHOUT THE YEAR, WHICH SHOULD ALLOW OUR TELEVISION BROADCASTING OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN TO REACH 47%.

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE PRO FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD THE CONSOLIDATION AND THE SALE AND COSTS OF GOODS SOLD RECOGNITION BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE, THE READER SHOULD NOT RELY ON THE PRO FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS OF FUTURE PERIODS.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                   QUARTER:  1          YEAR:  2005
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)

                                  ANNEX 2
                                                               CONSOLIDATED
                                                             FINAL PRINTING

--------------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.

            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF MARCH 31, 2005, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)

1.   ACCOUNTING POLICIES:

THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2005 AND 2004, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2005, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

     EFFECTIVE JANUARY 1, 2004, IN CONNECTION WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7, "BUSINESS ACQUISITIONS," GOODWILL IS DEEMED AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIFE, AND ACCORDINGLY, THE GROUP NO LONGER AMORTIZES GOODWILL EFFECTIVE FROM THAT DATE. BEFORE 2004, GOODWILL WAS AMORTIZED OVER A PERIOD OF 20 YEARS.

     BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES ("INNOVA" OR "SKY MEXICO"), A JOINT VENTURE ENGAGED IN DIRECT-TO-HOME ("DTH") BROADCAST SATELLITE PAY TELEVISION IN WHICH THE GROUP HAS A 60% INTEREST. INNOVA'S FINANCIALS ARE CONSOLIDATED IN ACCORDANCE WITH THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," WHICH WAS ADOPTED BY THE GROUP ON APRIL 1, 2004.

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31 CONSISTED OF:

                                                2005                 2004
                                       --------------------  ------------------
      BUILDINGS                        Ps.       7,617,843   Ps.     7,603,510
      BUILDING IMPROVEMENTS                      1,653,383           1,731,909
      TECHNICAL EQUIPMENT                       17,608,645          11,896,599
      SATELLITE TRANSPONDERS                     1,684,308             -
      FURNITURE AND FIXTURES                       574,677             605,158
      TRANSPORTATION EQUIPMENT                   1,152,947           1,116,050
      COMPUTER EQUIPMENT                         1,470,515             983,085
                                       --------------------  ------------------
                                                31,762,318          23,936,311
      ACCUMULATED DEPRECIATION                 (16,887,806)        (12,082,753)
                                       --------------------  ------------------
                                                14,874,512          11,853,558
      LAND                                       3,730,205           3,743,121
      CONSTRUCTION AND PROJECTS
        IN PROGRESS                                580,339             666,781
                                       --------------------  ------------------
                                       Ps.      19,185,056   Ps.    16,263,460
                                       ====================  ==================

     DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004, WAS PS.499,146 AND PS.302,544, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF MARCH 31 THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

                                                        2005                           2004
                                          --------------------------------  -----------------------------
                                           U.S. DOLLAR                      U.S. DOLLAR
                                            PRINCIPAL                        PRINCIPAL
                                             AMOUNTS            MEXICAN       AMOUNTS          MEXICAN
       LONG-TERM DEBT SECURITIES           (THOUSANDS)           PESOS      (THOUSANDS)         PESOS
----------------------------------------  --------------  ----------------  ------------  ---------------
11.875%  SERIES "B" SENIOR NOTES DUE
  2006 (A) (C)                             $      5,343    Ps.     59,622    $    5,343   Ps.     62,321
  8.625% SENIOR NOTES DUE 2005 (B) (C)          200,000         2,231,800       200,000        2,332,809
  8.000% SENIOR NOTES DUE 2011 (B) (C)           77,484           864,644       300,000        3,499,214
  8.500% SENIOR NOTES DUE 2032 (B) (C)          300,000         3,347,700       300,000        3,499,214
  6.625% SENIOR NOTES DUE 2025 (B) (C)          400,000         4,463,600        -                -
  9.375% SENIOR NOTES DUE 2013 (D)              300,000         3,347,700        -                -
                                          --------------  ----------------  ------------  ---------------
                                           $  1,282,827        14,315,066    $  805,343        9,393,558
                                          ==============                    ============
UDI-DENOMINATED NOTES DUE 2007 (E)                                920,020                      3,864,006
                                                          ----------------                ---------------
                                                           Ps. 15,235,086                 Ps. 13,257,564
                                                          ================                ===============


(A)  THESE  SECURITIES  ARE  UNSECURED,  UNSUBORDINATED  OBLIGATIONS OF THE
     COMPANY,  RANK PARI PASSU IN RIGHT OF PAYMENT  WITH ALL  EXISTING  AND
     FUTURE UNSECURED,  UNSUBORDINATED  OBLIGATIONS OF THE COMPANY, AND ARE
     SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED  INDEBTEDNESS OF
     THE  COMPANY,  AND ARE  EFFECTIVELY  SUBORDINATED  TO ALL EXISTING AND
     FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B)  THESE  SECURITIES  ARE  UNSECURED  OBLIGATIONS  OF THE  COMPANY,  RANK
     EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND
     UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF
     PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S
     SUBSIDIARIES.  THE  AGREEMENT OF THESE SENIOR NOTES  CONTAINS  CERTAIN
     COVENANTS  THAT LIMIT THE ABILITY OF THE  COMPANY  AND ITS  RESTRICTED
     SUBSIDIARIES  ENGAGED  IN  TELEVISION  BROADCASTING,   PAY  TELEVISION
     NETWORKS AND PROGRAMMING  EXPORTS,  TO INCUR OR ASSUME LIENS,  PERFORM
     SALE AND  LEASEBACK  TRANSACTIONS,  AND  CONSUMMATE  CERTAIN  MERGERS,
     CONSOLIDATIONS  AND  SIMILAR  TRANSACTIONS.  SUBSTANTIALLY  ALL OF THE
     SENIOR NOTES DUE IN 2005,  2011 AND 2032 ARE REGISTERED  WITH THE U.S.
     SECURITIES AND EXCHANGE  COMMISSION.  THE SENIOR NOTES DUE 2011,  2025
     AND 2032 WERE PRICED AT 98.793%,  98.081% AND  99.431%,  RESPECTIVELY,
     FOR A YIELD TO MATURITY OF 8.179%, 6.802% AND 8.553%, RESPECTIVELY.

(C)  INTEREST  ON SERIES "B" SENIOR  NOTES DUE 2006,  AND SENIOR  NOTES DUE
     2005,  2011, 2025 AND 2032,  INCLUDING  ADDITIONAL  AMOUNTS PAYABLE IN
     RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49%, 9.07%, 8.41%,
     6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY.
     THESE  SENIOR NOTES MAY NOT BE REDEEMED  PRIOR TO MATURITY,  EXCEPT IN
     THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN  WITHHOLDING
     TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE
     SECURITIES  WILL BE  REDEEMABLE,  AS A WHOLE  BUT NOT IN PART,  AT THE
     OPTION OF THE COMPANY.

(D)  IN SEPTEMBER  2003,  INNOVA  COMPLETED THE OFFERING OF THESE  U.S.$300
     MILLION SENIOR NOTES,  BEARING AN INTEREST AT A COUPON RATE OF 9.375%,
     PAYABLE   SEMI-ANNUALLY.    THESE   SECURITIES   ARE   UNSECURED   AND
     UNSUBORDINATED  INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE
     COVENANTS  FOR INNOVA ON  ADDITIONAL  INDEBTEDNESS,  LIENS,  SALES AND
     LEASEBACKS,  RESTRICTED  PAYMENTS,  ASSETS SALES; AND CERTAIN MERGERS,
     CONSOLIDATIONS  AND  SIMILAR  TRANSACTIONS.  INNOVA  MAY,  AT ITS  OWN
     OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON
     OR AFTER  SEPTEMBER  19, 2008 AT REDEMPTION  PRICES FROM  104.6875% TO
     101.5625%  BETWEEN  SEPTEMBER 19, 2008 THROUGH  SEPTEMBER 18, 2011, OR
     100%  COMMENCING  ON  SEPTEMBER  19,  2011,  PLUS  ACCRUED  AND UNPAID
     INTEREST,  IF ANY.  ADDITIONALLY,  ON OR BEFORE  SEPTEMBER  19,  2006,
     INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE
     THE PROCEEDS FROM ONE OR MORE QUALIFIED  EQUITY  OFFERING TO REDEEM UP
     TO 35% OF THE  AGGREGATE  PRINCIPAL  AMOUNT OF THESE  SENIOR  NOTES AT
     109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(E)  NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION"
     OR "UDIS"),  REPRESENTING  258,711,400  AND  1,086,007,800  UDIS AS OF
     MARCH 31, 2005 AND 2004, RESPECTIVELY, WITH AN ANNUAL INTEREST RATE OF
     8.15%  AND  MATURITY  IN  2007.  INTEREST  ON THESE  NOTES IS  PAYABLE
     SEMI-ANNUALLY.  THE  BALANCE  AS OF MARCH 31,  2005 AND 2004  INCLUDES
     RESTAMENT OF PS.205,353 AND PS.732,437, RESPECTIVELY. THE UDI VALUE AS
     OF MARCH 31, 2005, WAS OF PS. 3.556163 PER ONE UDI.


     ON MARCH 18, 2005, THE COMPANY ISSUED U.S.$400 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2025. IN CONNECTION WITH THIS FINANCING, THE COMPANY ENTERED INTO A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST RATE INCREASES, NETTING THE YIELD TO MATURITY TO APPROXIMATELY 6.74%. THE NET PROCEEDS OF THIS OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE COMPANY'S TENDER OFFERS MADE ON MARCH 15, 2005 FOR ANY OF THE U.S.$300 MILLION AGGREGATE PRINCIPAL AMOUNT OF 8.00% SENIOR NOTES DUE 2011 AND THE MEXICAN PESO EQUIVALENT OF THE AGGREGATE PRINCIPAL AMOUNT OF 8.15% UDI DENOMINATED NOTES DUE 2007. THE TENDER OFFERS FOR THE SENIOR NOTES DUE 2011 AND THE UDI DENOMINATED NOTES DUE 2007 EXPIRED ON MARCH 21, 2005 AND MARCH 23, 2005, RESPECTIVELY, AND THE COMPANY PREPAID LONG-TERM DEBT FOR A PRINCIPAL AMOUNT OF APPROXIMATELY U.S.$222 MILLION AND PS.2,935,097, RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE PRINCIPAL AMOUNT OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032. EFFECTIVE MARCH 18, 2005, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS A HEDGE OF THE FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE U.S.$400 MILLION SENIOR NOTES DUE 2025 ISUED IN CONNECTION WITH THE PREPAYMENT OF APPROXIMATELY U.S.$485.4 MILLION OF PRINCIPAL AMOUNT OF THE COMPANY'S OUTSTANDING LONG-TERM DEBT. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE
7). AS OF MARCH 31, 2005, THE TOTAL PRINCIPAL AMOUNT OF THE COMPANY'S LONG-TERM DEBT BEING HEDGED BY UNIVISION WAS APPROXIMATELY U.S.$777.5 MILLION.

4.   CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF MARCH 31  IS  ANALYZED  AS
FOLLOWS:

                                                       2005                           2004
                                           -----------------------------  ------------------------------
                                             NOMINAL        RESTATED           NOMINAL      RESTATED
                                              PESOS           PESOS             PESOS         PESOS
                                           -------------  ------------------------------  --------------
CAPITAL STOCK ISSUED                      Ps. 2,524,174   Ps. 9,646,008    Ps. 1,618,060  Ps. 8,701,582
ADDITIONAL PAID-IN CAPITAL                    3,841,792       4,108,742        3,841,792      4,108,742
LEGAL RESERVE                                   802,231       1,536,575          622,401      1,345,918
RESERVE FOR REPURCHASE OF SHARES              2,255,655       5,603,165        2,255,655      5,603,165
UNAPPROPRIATED EARNINGS                       7,850,060      15,732,172        5,304,346     17,268,843
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF
  ASSOCIATES                                  3,585,865       3,955,911        3,467,848      3,837,971
CUMULATIVE EFFECT OF DEFERRED TAXES
                                             (2,197,681)     (2,913,047)      (2,197,681)    (2,913,047)
ACCUMULATED OTHER COMPREHENSIVE LOSS            --                               --

                                                             (3,624,616)                     (3,698,088)
NET INCOME FOR THE THREE MONTHS                 --              594,052          472,041        492,743
SHARES REPURCHASED                           (5,675,202)                      (5,631,744)
                                                             (6,081,461)                     (6,439,769)
                                                          --------------                   -------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                       Ps.28,557,501                   Ps.28,308,060
                                                          ==============                   =============


     IN APRIL 2004 THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS PAID IN CASH ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     IN APRIL 2004 THE COMPANY'S STOCKHOLDERS APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("THE RECAPITALIZATION"), WHICH COMPRISED THE
FOLLOWING: (I) A 25-FOR-ONE STOCK SPLIT, WHICH BECAME EFFECTIVE ON JULY 26, 2004 (ALL THE COMPANY'S SHARE DATA IN THESE FINANCIAL STATEMENTS ARE PRESENTED ON POST-SPLIT BASIS); (II) THE CREATION OF THE SERIES "B" SHARES;
(III) A 14-FOR-25 STOCK DIVIDEND IN THE AMOUNT OF PS.944,426 (PS.906,114 NOMINAL) AND; (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 ON A PRE-SPLIT BASIS BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     IN OCTOBER 2004 THE COMPANY ISSUED 79,956,795 ADDITIONAL CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825 SERIES "L" SHARES, NOT IN THE FORM CPOS, WHICH WERE ADQUIRED BY A COMPANY'S TRUST (EQUIVALENT TO 76,510,876 CPOS) AND A COMPANY'S SUBSIDIARY (EQUIVALENT TO 3,445,949 CPOS).

     AS OF MARCH 31, 2005, THE NUMBER OF SHARES AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

                           AUTHORIZED
SHARES                     AND ISSUED         REPURCHASED       OUTSTANDING
----------------------  ------------------  ----------------  -----------------
SERIES "A"                124,736,244,175     9,841,349,735    114,894,894,440
SERIES "B"                 60,269,682,796     5,727,936,241     54,541,746,555
SERIES "D"                 92,133,721,715     5,362,819,509     86,770,902,206
SERIES "L"                 92,133,721,715     5,362,819,509     86,770,902,206
                        ------------------  ----------------  -----------------
                          369,273,370,401    26,294,924,994    342,978,445,407
                        ==================  ================  =================

CPOS                        2,319,505,891       153,223,413      2,166,282,478
                        ==================  ================  ==================


     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF MARCH 31, 2005, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY AS
FOLLOWS:

                                                            A, B, D, AND L SHARES
                                        -------------------------------------------------
                                         IN THE FORM       NOT IN THE
                                           OF CPOS        FORM OF CPOS         TOTAL          NET COST
                                        ---------------------------------------------------------------
REPURCHASE PROGRAM                       2,402,606,700          -           2,402,606,700      (552,784)
OWNED BY A COMPANY'S SUBSIDIARY          6,572,760,129      537,563,559     7,110,323,688    (1,445,433)
ACQUIRED BY A COMPANY'S TRUST            8,951,772,492    7,830,222,114    16,781,994,606    (4,083,244)
                                        ---------------------------------------------------------------
                                        17,927,139,321    8,367,785,673    26,294,924,994    (6,081,461)
                                        ================================================================



     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE FIRST QUARTER OF 2005, THE COMPANY REPURCHASED 589,972,500 SHARES IN THE FORM OF 5,042,500 CPOS IN THE AMOUNT OF PS.164,668 (PS.164,251 NOMINAL).

     IN MARCH 2005, THE GROUP RESOLD 2,036,135,556 SHARES IN THE FORM OF 17,402,868 CPOS, IN THE AMOUNT OF PS.194,637, IN CONNECTION WITH THE COMPANY'S STOCK REPURCHASE PLAN.

6.   REPURCHASE OF SHARES:

     AS OF MARCH 31, 2005, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,014,753. THIS RESERVE WAS USED IN 1999, 2000 AND 2003, IN THE AMOUNT OF PS.288,422, PS.644,739 AND PS.478,427, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL  COST OF  FINANCING  FOR THE  THREE  MONTHS  ENDED  MARCH 31,
CONSISTED OF:

                                              2005             2004
                                       ---------------  ----------------
INTEREST EXPENSE (1)                   Ps.    547,347   Ps.     370,350
INTEREST INCOME                              (292,336)         (158,239)
FOREIGN EXCHANGE LOSS, NET (2)                 29,809             7,683
LOSS  FROM MONETARY POSITION (3)               17,946           165,694
                                       ---------------  ----------------
                                       Ps.    302,766   Ps.     385,488
                                       ===============  ================

(1) INCLUDES RESTATEMENT OF UDIS OF PS.16,391 AND PS.64,306 NET IN 2005 AND 2004, RESPECTIVELY.
(2) NET OF THE GAIN OF PS.4,984 IN 2005 AND THE LOSS OF PS.33,053 IN 2004 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2005 AND 2004 OF PS.32,028 AND PS.61,598, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:

                                                   2005             2004
                                             ---------------  ----------------
ASSETS:
ACCRUED LIABILITIES                          Ps.    585,526    Ps.    547,622
GOODWILL                                            853,023           869,738
TAX LOSS CARRYFORWARDS                              996,397           894,386
ALLOWANCE FOR DOUBTFUL ACCOUNTS                     432,095           386,685
CUSTOMER ADVANCES                                 1,424,288         1,632,612
                                             ---------------  ----------------
                                                  4,291,329         4,331,043
                                             ---------------  ----------------
LIABILITIES:
INVENTORIES                                        (686,390)       (1,515,888)
PROPERTY, PLANT AND EQUIPMENT - NET              (1,274,128)       (1,313,137)
OTHER ITEMS                                      (1,204,346)         (363,189)
INNOVA                                           (1,568,519)       (1,648,568)
                                             ---------------  ----------------
                                                 (4,733,383)       (4,840,782)
                                             ---------------  ----------------
DEFERRED-INCOME TAX OF MEXICAN COMPANIES           (442,054)         (509,739)
DEFERRED TAX OF FOREIGN SUBSIDIARIES               (305,559)         (387,254)
ASSETS TAX                                        1,250,616         1,937,086
VALUATION ALLOWANCE                              (2,237,902)       (2,361,842)
RECOVERABLE INCOME TAX FROM REPURCHASE
  OF SHARES                                         223,845          -
                                             ---------------  ----------------
DEFERRED INCOME TAX LIABILITY                    (1,511,054)       (1,321,749)
EFFECT ON CHANGE OF INCOME TAX RATES
                                                    183,421            92,672
                                             ---------------  ----------------
DEFERRED TAX LIABILITY OF CONTINUING
  OPERATIONS                                 Ps. (1,327,633)   Ps. (1,229,077)
                                             ===============  ================


9.   EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     BEGINNING JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS OF MEXICAN GAAP BULLETIN D-3, "LABOR OBLIGATIONS," RELATED TO THE RECOGNITION OF SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS, BASED UPON ACTUARIAL CALCULATIONS. AS PERMITTED BY THE PROVISIONS OF BULLETIN D-3, IN THE FIRST QUARTER OF 2005, THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME A RELATED CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.177,893, NET OF A RELATED INCOME TAX BENEFIT OF PS.75,722.

     BEGINNING JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS OF MEXICAN GAAP BULLETIN C-10, "DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE OPERATIONS." AS A RESULT OF THE ADOPTION OF BULLETIN C-10 IN THE FIRST QUARTER OF 2005, THE GROUP RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.24,123, NET OF A RELATED TAX BENEFIT OF PS.10,338.

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2004.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2005, ARE AS FOLLOWS:


                                    HISTORICAL NET RESULT (1)                             RESTATED NET RESULT
                              ---------------------------------                     -----------------------------------
                                                                   INDEX AT END
      QUARTER                  ACCUMULATED           QUARTER        OF PERIOD        ACCUMULATED         QUARTER
-------------------       -----------------    -----------------  -------------  -----------------  ---------------
2Q / 04                     Ps.    933,883      Ps.     461,560       108.737     Ps.   974,257      Ps.   481,514
3Q / 04                          2,387,396            1,437,496       110.602         2,448,611          1,474,355
4Q / 04                          4,316,743            1,887,299       112.550         4,350,798          1,902,186
1Q / 05                            594,052              594,052       113.438           594,052            594,052

(1)     AS REPORTED IN EACH QUARTER.

13. INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004, WERE AS FOLLOWS:

                                       TOTAL         INTERSEGMENT     CONSOLIDATED       OPERATING
                                      REVENUES         REVENUES         REVENUES       INCOME (LOSS)
                                  ---------------   -------------   ---------------   ---------------
2005:
TELEVISION BROADCASTING            Ps. 3,390,078     Ps. 102,861     Ps. 3,287,217     Ps. 1,138,036
PAY TELEVISION NETWORKS                  235,275          76,586           158,689            87,990
PROGRAMMING EXPORTS                      396,170               -           396,170           105,248
PUBLISHING                               458,751           9,391           449,360            30,425
PUBLISHING DISTRIBUTION                   85,741           2,297            83,444           (11,807)
SKY MEXICO                             1,303,488           1,556         1,301,932           319,642
CABLE TELEVISION                         304,145              87           304,058            13,334
RADIO                                     62,146          12,694            49,452            (4,400)
OTHER BUSINESSES                         355,077          15,809           339,268                38
ELIMINATIONS AND CORPORATE
  EXPENSES                              (221,281)       (221,281)             -              (33,816)
                                  ---------------   -------------   ---------------   ---------------
CONSOLIDATED TOTAL                 Ps. 6,369,590     Ps.    -        Ps. 6,369,590     Ps. 1,644,690
                                  ===============   =============   ===============   ===============

2004:
TELEVISION BROADCASTING            Ps. 3,334,127    Ps.   17,095     Ps. 3,317,032     Ps. 1,068,660
PAY TELEVISION NETWORKS                  175,707          11,397           164,310            41,114
PROGRAMMING EXPORTS                      432,553            -              432,553           127,528
PUBLISHING                               387,164              17           387,147            26,380
PUBLISHING DISTRIBUTION                  464,584           1,831           462,753            (9,086)
CABLE TELEVISION                         281,429             879           280,550            39,794
RADIO                                     55,090          12,292            42,798            (7,370)
OTHER BUSINESSES                         415,242          42,199           373,043           (42,264)
ELIMINATIONS AND CORPORATE
  EXPENSES                               (85,710)        (85,710)             -              (33,559)
                                  ---------------   -------------   ---------------   ---------------
CONSOLIDATED TOTAL                 Ps. 5,460,186    Ps.     -        Ps. 5,460,186     Ps. 1,211,197
                                  ===============   =============   ===============   ===============


14.  REFINANCING:

     IN DECEMBER 2004, INNOVA ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,012.0 MILLION, WHICH MATURES PARTIALLY (50%) IN 2010 AND THE REMAINDER (50%) IN 2011, AND IS GUARANTEED BY THE COMPANY AND NEWS CORP. AT 51% AND 49%, RESPECTIVELY. INTEREST ON THIS LOAN IS 10.55% PER ANNUM, AND IS PAYABLE ON A MONTHLY BASIS. THE NET PROCEEDS OF THIS LOAN WERE USED BY INNOVA TO PREPAY IN JANUARY 2005 ALL OF THE OUTSTANDING AMOUNTS OF THE U.S.$88.0 MILLION SENIOR NOTES DUE IN 2007

                             - - - - - - - - -


                                              MEXICAN STOCK EXCHANGE

     STOCK EXCHANGE CODE:  TLEVISA                                                 QUARTER:       1        YEAR:   2005
     GRUPO TELEVISA, S.A.
                                         ANALYSIS OF INVESTMENTS IN SHARES

                                                      ANNEX 3                                              CONSOLIDATED
                                                                                                         FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------
                                                                                                 TOTAL AMOUNT
                                                                                    %      (THOUSANDS OF MEXICAN PESOS)
                                                                     NUMBER     OWNERSHIP  ----------------------------
            COMPANY NAME (1)             MAIN ACTIVITIES           OF SHARES        (2)    ACQUISITION      BOOK
                                                                                               COST       VALUE (3)
-----------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
 1   CORPORATIVO VASCO DE QUIROGA,      PROMOTION AND              19,509,544     100.00    1,836,819    1,514,755
     S.A. DE C.V.                       DEVELOPMENT OF
                                        COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.     PROMOTION AND              11,979,937     100.00    1,499,651      720,351
                                        DEVELOPMENT OF
                                        COMPANIES
 3   DTH EUROPA, S.A.                   PROMOTION AND               1,080,182      90.25      780,220        3,643
                                        DEVELOPMENT OF
                                        COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.       PROMOTION AND             609,521,337     100.00    1,806,685    1,978,064
                                        DEVELOPMENT OF
                                        COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.   PROMOTION AND               1,037,498     100.00      823,582    1,681,481
                                        DEVELOPMENT OF
                                        COMPANIES
 6   FACTUM MAS, S.A. DE C.V.           PROMOTION AND           5,442,040,701     100.00    4,756,067     (618,484)
                                        DEVELOPMENT OF
                                        COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,     DISTRIBUTION OF BOOKS     349,470,905     100.00      822,778      609,578
     S.A. DE C.V.                       AND MAGAZINES
 8   CAMPUS AMERICA, S.A. DE C.V.       PROMOTION AND             418,881,301     100.00      342,274   10,523,005
                                        DEVELOPMENT OF
                                        COMPANIES
 9   PROMO-INDUSTRIAS                   PROMOTION AND                 900,621     100.00       38,612      113,398
     METROPOLITANAS, S.A. DE C.V.       DEVELOPMENT OF
                                        COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.   COMMERCIALIZATION OF       76,070,313      50.00      764,739      237,768
                                        RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                MAINTENANCE OF                  1,500     100.00          750          844
                                        PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V  COMMERCIALIZATION OF      169,773,895     100.00   12,806,397   18,257,755
                                        TELEVISION
 13  TELEVISA ARGENTINA, S.A.           COMMERCIAL OPERATION        1,499,999     100.00      115,371       54,173
                                        OF TELEVISION
 15  TELEVISION INDEPENDIENTE DE        PROMOTION AND              32,989,789      99.98    2,864,972    5,158,445
     MEXICO, S.A. DE C.V.               DEVELOPMENT OF
                                        COMPANIES
 16  CAPITALIZED INTEGRAL COST OF                                           1                              207,505
     FINANCING, 1994
 17  CAPITALIZED INTEGRAL COST OF                                           1                              397,685
     FINANCING, 1995
 18  CAPITALIZED INTEGRAL COST OF                                           1                               27,497
     FINANCING, 1996
 19  CAPITALIZED INTEGRAL COST OF                                           1                               21,320
     FINANCING, 1998
-----------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN SUBSIDIARIES                                                      29,258,917   40,888,783
-----------------------------------------------------------------------------------------------------------------------

ASSOCIATES
 1   ARGOS COMUNICACION, S.A. DE C.V.   OPERATION AND/OR           33,000,000      15.30      137,000       31,777
                                        BROADCASTING OF T.V.
 2   DIBUJOS ANIMADOS MEXICANOS         PRODUCTION OF               1,735,560      49.00        4,384          724
     DIAMEX, S.A. DE C.V.               ANIMATED CARTOONS
 3   DTH TECHCO PARTNERS                SERVICES FOR SATELLITE              1      30.00      127,939      126,543
                                        PAY TELEVISION
 4   EDITORIAL CLIO, LIBROS Y VIDEOS,   PUBLISHING AND PRINTING     2,627,050      30.00       26,270       10,792
     S.A. DE C.V.                       OF BOOKS AND
                                        MAGAZINES
 5   ENDEMOL MEXICO, S.A. DE C.V.       COMMERCIALIZATION OF        1,635,000      50.00        1,635       20,893
                                        TELEVISION
                                        PROGRAMMING
 6   EN VIVO ESPECTACULOS, S. DE R.L.   LIVE ENTERTAINMENT IN               2     100.00        4,898        1,267
     DE C.V.                            MEXICO
 7   MAS FONDOS, S.A. DE C.V.           MUTUAL FUND DISTRIBUTION       99,758      46.55       99,758       36,945
                                        COMPANY
 8   METROS CUBICOS, S.A. DE C.V.       PORTAL INTERNET             2,089,343      18.65       43,031       11,286
 9   OCESA ENTRETENIMIENTO, S.A. DE     LIVE ENTERTAINMENT IN      14,100,000      40.00    1,095,581      501,759
     C.V.                               MEXICO
 10  TELEVISORA DEL YAQUI, S.A. DE C.V  OPERATION AND/OR            4,124,986      15.00          412        7,176
                                        BROADCASTING OF T.V.
 11  UNIVISION COMMUNICATIONS, INC.     BROADCASTING OF T.V.       30,187,534       9.34    5,602,976    5,845,195
                                        SPANISH PROGRAMS
-----------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATES                                                         7,143,884    6,594,357
-----------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                           191,517
-----------------------------------------------------------------------------------------------------------------------
     TOTAL                                                                                 36,402,801   47,674,657
-----------------------------------------------------------------------------------------------------------------------



                                                         MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                            QUARTER:       1            YEAR:   2005
GRUPO TELEVISA, S.A.
                                                                ANNEX 5
                                                           CREDIT BREAK DOWN
                                                       (Thousands of Mexican Pesos)
                                                                                                                     CONSOLIDATED
                                                                                                                   Final Printing
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Denominated

                                                                                      In Pesos
                                                                           -------------------------------
                   Credit Type / Institution    Amortization     Interest      Until 1         More Than
                                                    Date           Rate          Year           1 Year
------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------
   OTHER FINANCIAL ENTITIES
1  BANAMEX, S.A.                                 4/23/2012           10.35                        2,000,000
2  BANAMEX, S.A.                                 5/21/2009            9.70                        1,162,460
3  HSBC MEXICO, S.A.                             12/2/2011           10.55                        1,012,000
4  BANAMEX, S.A.                                  5/1/2008            8.93                          720,000
5  BANCA SERFIN, S.A.                            5/15/2006           10.38           64,000          16,000
6  BANK OF AMERICA                               3/31/2010            4.12
7  BNP PARIBAS                                  11/13/2009            3.75
8  SUNTRUST BANK MIAMI, NATIONAL                  4/1/2008            4.50
9  BANCO DE BILBAO VIZCAYA, S.A.                 1/30/2006            5.86
10 LEASING DE COLOMBIA                           6/28/2009           13.26
11 LEASING DE OCCIDENTE                          4/29/2007           15.86
12 SANTANDER CENTRAL HISPANO LEASING, S.A.       1/24/2006           14.74


------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                          64,000       4,910,460
------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------
HOLDERS                                          5/13/2006           12.49
HOLDERS                                           8/8/2005            9.07
HOLDERS                                          9/13/2011            8.41
HOLDERS                                          3/11/2032            8.94
HOLDERS                                          3/18/2025            6.97
HOLDERS                                          9/19/2013            9.86
UDI DENOMINATED-NOTES                            4/13/2007            8.15                          920,020
------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                                      -         920,020
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------
VARIOUS                                          3/31/2006                        1,127,682
------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                   1,127,682               -
------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
------------------------------------------------------------------------------------------------------------
VARIOUS                                          9/30/2015                        1,090,551          52,813
------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                                 1,090,551          52,813
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                  2,282,233       5,883,293
------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------

                                                Amortization of Credits in Foreign Currency With National Entities (Thousands of $)
                                                -----------------------------------------------------------------------------------
                                                                                  Time Interval
                                                -----------------------------------------------------------------------------------
                   Credit Type / Institution      Current        Until 1       Until 2       Until 3      Until 4       Until 5
                                                    Year          Year           Year         Year          Year         Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
1  BANAMEX, S.A.
2  BANAMEX, S.A.
3  HSBC MEXICO, S.A.
4  BANAMEX, S.A.
5  BANCA SERFIN, S.A.
6  BANK OF AMERICA
7  BNP PARIBAS
8  SUNTRUST BANK MIAMI, NATIONAL
9  BANCO DE BILBAO VIZCAYA, S.A.
10 LEASING DE COLOMBIA
11 LEASING DE OCCIDENTE
12 SANTANDER CENTRAL HISPANO LEASING, S.A.


-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                -               -            -             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------
HOLDERS
HOLDERS
HOLDERS
HOLDERS
HOLDERS
HOLDERS
UDI DENOMINATED-NOTES
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                       -               -            -             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                              826,246
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                            -         826,246            -             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                    -         321,822      360,419             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                          -         321,822      360,419             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                           -       1,148,068      360,419             -            -             -
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

                                                 Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of $)
                                               ------------------------------------------------------------------------------------
                                                                               Time Interval
                                               ------------------------------------------------------------------------------------
                   Credit Type / Institution        Current      Until 1       Until 2       Until 3      Until 4       Until 5
                                                      Year        Year          Year           Year         Year          Year
----------------------------------------------------------------------------------------------------------------------------------
BANKS
----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
1  BANAMEX, S.A.
2  BANAMEX, S.A.
3  HSBC MEXICO, S.A.
4  BANAMEX, S.A.
5  BANCA SERFIN, S.A.
6  BANK OF AMERICA                                     419           140           559            559        559           28,586
7  BNP PARIBAS                                       7,871         7,479         4,054          3,289      2,130              430
8  SUNTRUST BANK MIAMI, NATIONAL                     4,464         4,463         4,464          4,464
9  BANCO DE BILBAO VIZCAYA, S.A.                     1,009           376
10 LEASING DE COLOMBIA                                 351           110           323             97         97               24
11 LEASING DE OCCIDENTE                                118            46           203             62
12 SANTANDER CENTRAL HISPANO LEASING, S.A.              49             6


----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                         14,281        12,620         9,603          8,471      2,786           29,040
----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------
HOLDERS                                                                         59,622
HOLDERS                                                        2,231,800
HOLDERS                                                                                                                   864,644
HOLDERS                                                                                                                 3,347,700
HOLDERS                                                                                                                 4,463,600
HOLDERS                                                                                                                 3,347,700
UDI DENOMINATED-NOTES
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                     -     2,231,800        59,622              0          0       12,023,644
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                          385,789
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                          -       385,789             -              -          -                -
----------------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                  -       169,601       202,712         91,604    102,712        1,030,786
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                        -       169,601       202,712         91,604    102,712        1,030,786
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                    14,281     2,799,810       271,937        100,075    105,498       13,083,470
----------------------------------------------------------------------------------------------------------------------------------

NOTES
     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS:

                          $    11.1590   PESOS PER U.S. DOLLAR
                                0.0046   PESOS PER COLOMBIAN PESO
                               14.5786   PESOS PER EURO



                                       MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                QUARTER:      1               YEAR:   2005
GRUPO TELEVISA, S.A.

                                MONETARY FOREIGN CURRENCY POSITION
                                    (Thousands of Mexican Pesos)

                                             ANNEX 6                                        CONSOLIDATED
                                                                                          FINAL PRINTING
--------------------------------------------------------------------------------------------------------
                                         DOLLARS (1)             OTHER CURRENCIES (1)
                                 --------------------------  -----------------------------    TOTAL
         TRADE BALANCE             THOUSANDS     THOUSANDS     THOUSANDS      THOUSANDS     THOUSANDS
                                  OF DOLLARS     OF PESOS      OF DOLLARS     OF PESOS      OF PESOS
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                           749,910     8,368,246         41,297       460,833     8,829,079
LIABILITIES POSITION                 1,575,410    17,580,000         29,789       332,415    17,912,415
SHORT-TERM LIABILITIES POSITION        328,106     3,661,335         29,544       329,681     3,991,016

LONG-TERM LIABILITIES POSITION       1,247,304    13,918,665            245         2,734    13,921,399

--------------------------------------------------------------------------------------------------------
NET BALANCE                           (825,500)   (9,211,754)        11,508       128,418    (9,083,336)
--------------------------------------------------------------------------------------------------------

NOTES

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   11.1590  PESOS PER U.S. DOLLAR
                14.5786  PESOS PER EURO
                 3.8085  PESOS PER ARGENTINEAN PESO
                 0.0189  PESOS PER CHILEAN PESO
                 0.0046  PESOS PER COLOMBIAN PESO
                 3.2242  PESOS PER PERUVIAN NUEVO SOL
                21.1977  PESOS PER POUNDS STERLING
                11.1590  PESOS PER ECUADORIAN SUCRE
                11.1590  PESOS PER PANAMANIAN BALBOA
                 0.0051  PESOS PER VENEZUELAN BOLIVAR

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES,
ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.



                                       MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                          QUARTER:       1   YEAR:   2005
GRUPO TELEVISA, S.A.

                                 RESULT FROM MONETARY POSITION (1)
                                    (Thousands of Mexican Pesos)

                                              ANNEX 7                                     CONSOLIDATED
                                                                                        FINAL PRINTING
-------------------------------------------------------------------------------------------------------
                                                     (ASSET) LIABILITY                    MONTHLY
        MONTH            MONETARY       MONETARY         MONETARY         MONTHLY          PROFIT
                          ASSETS       LIABILITIES       POSITION        INFLATION       AND (LOSS)
-------------------------------------------------------------------------------------------------------
JANUARY                   32,839,494      36,654,700      3,815,206           0.00              134

FEBRUARY                  27,532,860      29,649,166      2,116,306           0.00            7,049

MARCH                     26,733,753      28,449,192      1,715,439           0.00            6,014

RESTATEMENT:                                                      -                              26

CAPITALIZATION:                                                   -                               -

FOREIGN CORP.:                                                    -                             620

OTHER                                                             -                         (31,789)

----------------------------------------------------------------------------------------------------
TOTAL                                                                                       (17,946)
----------------------------------------------------------------------------------------------------

NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 32,028 FROM MONETARY
     POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE
     DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES
     PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                         QUARTER:  1 YEAR:   2005
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IETSTOCK MARKET

                                    ANNEX 8                       CONSOLIDATED
                                                                 FINAL PRINTING
------------------------------------------------------------------------------
          FINANCIAL RESTRICTIONS BASED IN ISSUED DEBT AND/OR TITLE
------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$77.5 MILLION ARE OUTSTANDING AS OF MARCH 31, 2005), U.S.$400 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2005, 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

     THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA,
     S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND
     LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

------------------------------------------------------------------------------
                 ACTUAL SITUATION OF FINANCIAL RESTRICTIONS
------------------------------------------------------------------------------

     AT MARCH 31, 2005, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                    ------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT



                        MEXICO, D.F. APRIL 26, 2005


                                        MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                      QUARTER:       1         YEAR:   2005
GRUPO TELEVISA, S.A.

                          PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                  ANNEX 9                                   CONSOLIDATED
                                                                                          FINAL PRINTING
---------------------------------------------------------------------------------------------------------
         PLANT OR CENTER                    ECONOMIC ACTIVITY                  PLANT           UTILIZATION
                                                                            CAPACITY (1)           (%)
---------------------------------------------------------------------------------------------------------
 TELEVISION:                                                                        0                  0
CORPORATIVO SANTA FE              HEADQUARTERS                                      0                  0
TELEVISA SAN ANGEL                PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
TELEVISA CHAPULTEPEC              PRODUCTION AND BROADCASTING PROGRAMMING.          0                  0
REAL ESTATE                       LAND AND UNOCCUPIED, BUILDING,                    0                  0
                                  PARKING LOTS, ADMINISTRATIVE                      0                  0
                                  OFFICES, RADIO ANTENNAS,                          0                  0
                                  TELEVISION STATIONS FACILITIES.                   0                  0
TRANSMISSION STATIONS             BROADCASTER STATIONS.                             0                  0
PUBLISHING:                                                                         0                  0
EDITORIALS                        ADMINISTRATION, SALES, PRODUCTION,                0                  0
                                  STORAGE AND DISTRIBUTION OF                       0                  0
                                  MAGAZINES AND NEWSPAPERS.                         0                  0
RADIO:                                                                              0                  0
SISTEMA RADIOPOLIS, S.A. DE C.V.  BROADCASTER STATIONS.                             0                  0
CABLE TELEVISION:                                                                   0                  0
CABLEVISION, S.A. DE C.V.         CABLE TELEVISION, SIGNAL CONDUCTION               0                  0
                                  AND TRANSMISSION EQUIPMENT.                       0                  0
OTHER BUSINESSES:                                                                   0                  0
IMPULSORA DEL DEPORTIVO           SOCCER, SOCCER TEAMS, TRAINING                    0                  0
NECAXA, S.A. DE C.V. AND CLUB     FACILITIES, ADMINISTRATIVE OFFICES AND            0                  0
DE FUTBOL AMERICA, S.A. DE C.V.   THE AZTECA STADIUM.                               0                  0
                                                                                    0                  0
                                                                                    0                  0
                                                                                    0                  0

---------------------------------------------------------------------------------------------------------

NOTES



                                                             MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                             QUARTER:      1            YEAR:   2005
GRUPO TELEVISA, S.A.

                                                              MAIN RAW MATERIALS

                                                                    ANNEX 10                                          CONSOLIDATED
                                                                                                                     FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                                               MAIN                                                    MAIN                DOM.
            DOMESTIC                        SUPPLIERS                     FOREIGN                    SUPPLIERS            SUBST.

----------------------------------------------------------------------------------------------------------------------------------
PROGRAMS AND FILMS                ANIME CREATIVE
                                  CORPORATION
                                  AMERICA FILMS,
                                  S.A. DE C.V.
                                  CINEMAS LUMIERE,
                                  S.A. DE C.V.
                                  CINEMATOGRAFICA
                                  CALDERON, S.A.
                                  CINEMATOGRAFICA
                                  RODRIGUEZ, S.A.
                                  DIANA INTERNACIO-
                                  NAL  FILMS, S.A.
                                  DIRSOL, S.A.
                                  DISTRIBUIDORA RO-
                                  MARI, S.A. DE C.V.
                                  GRUPO GALINDO,
                                  S.A. DE C.V.
                                  GUSSI, S.A. DE C.V.
                                  HITS MOVIE VIDEO,
                                  S.A. DE C.V.
                                  INSTITUTO  MEXICA-
                                  NO DE CINE, S.A.
                                  MICH AND RO

                                  ENTERTAINMENT,

                                  S.A. DE C.V.
                                  NUVISION, S.A.

                                  ORO FILMS,
                                  S.A. DE C.V.
                                  PANAMA INTER-
                                  NATIONAL FILMS
                                  PELICULAS CLA-
                                  SICAS, S.A.
                                  PELICULAS NACIO-
                                  NALES, S.A.
                                  PELICULAS  RODRI-
                                  GUEZ, S.A.
                                  PELICULAS Y VI-
                                  DEOS INTERNACIO-
                                  NALES, S.A.
                                  PRODUCCIONES

                                  GAER, S.A.
                                  PRODUCCIONES

                                  GALUBI, S.A.
                                  PRODUCCIONES

                                  GONZALO ELVIRA
                                  PRODUCCIONES

                                  POTOSI, S.A.
                                  PRODUCCIONES

                                  TOBARI, S.A.
                                  ROBERTO GINART
                                  AVALOS
                                  SECINE, S.A. DE C.V.
                                  SHOW CINEMA,
                                  S.A. DE C.V.
                                  VIDEOVISA , S.A.
                                  DE C.V.
                                  OTHER
                                                                 PROGRAMS AND FILMS         4KIDS ENTERTAIN-
                                                                                            MENT                            NO
                                                                                            ALFRED HABER
                                                                                            DISTRIBUTION, INC.              NO
                                                                                            ALLIANCE ATLAN-
                                                                                            TIS INTERNATIONAL               NO
                                                                                            AMERICA PRO-
                                                                                            DUCCIONES, S.A.                 NO
                                                                                            BELLEVILLE
                                                                                            INVESTMENT, LTD.                NO
                                                                                            BETAFILM GMBH
                                                                                            & CO.                           NO
                                                                                            BEVERLY HILLS
                                                                                            ENTERTAINMENT                   NO
                                                                                            CARSEY WERNER
                                                                                            DISTRIBUTION,INC.               NO
                                                                                            CBS BROADCAST
                                                                                            INTERNATIONAL                   NO
                                                                                            CINAR FILMS, INC.
                                                                                            CONSTELLATION
                                                                                            PICTURES, INC.                  NO
                                                                                            CROMOSOMA,                      NO
                                                                                            S.A.
                                                                                            CROWN MEDIA                     NO
                                                                                            DIC ENTERTAIN-
                                                                                            MENT, CORP.                     NO
                                                                                            DORLING KINDER
                                                                                            SLEY VISION                     NO
                                                                                            DREAMWORKS                      NO
                                                                                            ENTERTAINMENT
                                                                                            RIGHTS DIST                     NO
                                                                                            FIREWORKS INTER-
                                                                                            NATIONAL                        NO
                                                                                            HASBRO INTERNA-
                                                                                            TIONAL,INC.                     NO
                                                                                            HEARTS ENTER-                   NO
                                                                                            TAINMENT, INC.
                                                                                            HIGHPOINT PRODUC-               NO
                                                                                            TIONS, INC.
                                                                                            INDEPENDENT                     NO
                                                                                            INTERNATIONAL
                                                                                            T.V. INC.
                                                                                            KUSHNER-LOCKE                   NO
                                                                                            INTERNATIONAL
                                                                                            LUCAS FILM,                     NO
                                                                                            LTD.
                                                                                            MENDELSON /
                                                                                            PAWS PRODUC-                    NO
                                                                                            TIONS, INC.
                                                                                            MGM/UA TELECOM-
                                                                                            MUNICATIONS, INC.               NO
                                                                                            MORGAN CREEK
                                                                                            INTERNATIONAL                   NO
                                                                                            MTV NETWORKS A
                                                                                            DIVISION OF VIACOM              NO
                                                                                            INT.
                                                                                            MULTIFILMS,                     NO
                                                                                            B.V.
                                                                                            MYRIAM BALLES-                  NO
                                                                                            TEROS PRODUC-
                                                                                            TIONS, INC.                     NO
                                                                                            NELVANA INTER-
                                                                                            NATIONAL
                                                                                            PARAMOUNT                       NO
                                                                                            PICTURES, CORP.
                                                                                            PEAKVIEWING                     NO
                                                                                            TRANSATLANTIC
                                                                                            SALSA ENTER-                    NO
                                                                                            TAINMENT,INC.
                                                                                            SESAME                          NO
                                                                                            WORKSHOP
                                                                                            SHOGAKUKAN                      NO
                                                                                            PRODUCTIONS,
                                                                                            INC.
                                                                                            SONY CORPORA-                   NO
                                                                                            TION OF AMERICA
                                                                                            SOUTHERN                        NO
                                                                                            STAR,INC.                       NO
                                                                                            STUDIO CANAL
                                                                                            IMAGE                           NO
                                                                                            TEPUY USA COR-
                                                                                            PORATION                        NO
                                                                                            TF1 INTERNA-
                                                                                            TIONAL,INC.                     NO
                                                                                            TOEI ANIMATION
                                                                                            CO., LTD                        NO
                                                                                            TOKYO BROAD
                                                                                            CASTING SYSTEM                  NO
                                                                                            TWENTIETH CEN-
                                                                                            TURY FOX, INC.
                                                                                            UNIVERSAL STUDIOS               NO
                                                                                            INTERNATIONAL, B.V.             NO
                                                                                            VENTURA FILM
                                                                                            DISTRIBUTORS BV                 NO
                                                                                            VIACON LATINO
                                                                                            AMERICANA, INC.
                                                                                            WARNER BROS.                    NO
                                                                                            INTERNATIONAL
                                                                                            TELEVISION                      NO
                                                                                            WELLSPRING
                                                                                            MEDIA, INC.                     NO
                                                                                            WHILAND COMPANY
                                                                                            OTHER
COAXIAL CABLE RG

MAYA 60                           NACIONAL DE
                                  CONDUCTORES,
                                  S.A. DE C.V.

IDENTIFICATION PLAQUE             RIVANDI, S.A. DE C.V.
                                                                 CABLEMODEMS                MOTOROLA, INC.                  NO
                                                                 HILTI  BOLT                HILTI  MEXICANA,
                                                                                            S.A. DE C.V.                    NO

                                                                 SWITCH                     CABLENETWORK
                                                                                            MEXICO                          NO
                                                                 TWO OUTLET DEVICE AC 200   TVC CORPORATION                YES
                                                                 DECODER                    MOTOROLA, INC.                  NO
COUCHE PAPER                      PAPELERA MOHGA
                                  BBA, S.A.
                                  SUMINISTROS Y
                                  SERVICIOS BROM
                                  ABASTECEDORA
                                  LUMEN
                                  PRODUCTORA
                                  COMERCIALIZA
                                  DORA Y EDITORA
                                  OFFSET MULTICO-
                                  LOR, S.A.
                                  PROCESOS INDUS-
                                  TRIALES DE PAPEL
                                  IMPRESOS MOINO,
                                  BULKLEY DUNTON
                                  KIMBERLY CLARK
                                  PAPEL, S.A.
                                                                 COUCHE PAPER               STORAM ENSON                   YES
                                                                                            BULKLEY DUNKE                  YES
                                                                                            M REAL                         YES
                                                                                            MYLLLIKOSKI                    YES
                                                                                            PAPEL
                                                                                            TEMBEC, INC.                   YES
                                                                                            BULKLEY DUNTON                 YES
                                                                                            FINNIPAP                       YES
                                                                                            WEB SOURCE                     YES
                                                                                            BOWATER, INC.                  YES
                                                                                            NORKE CANADA                   YES
PAPER AND IMPRESSION              PRODUCTORA CO-
                                  MERCIALIZADORA Y
                                  EDITORES DE LI-
                                  BROS , S.A. DE C.V.
                                  OFFSET
                                  MULTICOLOR
                                  IMPRESOS MOINO
                                  PROCESOS IND
                                  DE PAPEL, S.A.
                                  BARNICES PARA
                                  EDICIONES DE
                                  LIBROS, S.A.
                                  SERVICIOS PRO-
                                  FESIONALES
                                  DE IMPRESION,
                                  S.A. DE C.V.
                                  IMPRESOS EN
                                  OFFSET Y SERI-
                                  GRAFIA, S.A.
                                  LORI DER,  S.A.
                                  DE C.V.
                                  LITOGRAFIA
                                  MAGNO GRAFT,
                                  S.A.
                                  LOVA IMPRE-
                                  SORES, S.A.
                                  GRAFICA LA
                                  PRENSA, S.A.
                                                                 PAPER AND IMPRESSION       QUEBECOR
                                                                                            CHILE, S.A.                    YES
                                                                                            QUEBECOR
                                                                                            WORLD, INC.                    YES
                                                                                            GRUPO OP GRA-
                                                                                            FICAS, S.A.                    YES
                                                                                            PRINTER COLOM-
                                                                                            BINA, S.A.                     YES
                                                                                            ST. IVES, INC.                 YES
                                                                                            BEST LITHO                     YES
                                                                                            EDITORES, S.A.                 YES
                                                                                            RR DONELLY                     YES
                                                                                            QUAD GRAPHICS                  YES
                                                                                            PRO-OFFSET EDI
                                                                                            TORIAL, LTDA.                  YES

                                      COST
            DOMESTIC               PRODUCTION
                                       (%)
----------------------------------------------------
PROGRAMS AND FILMS
                                          0.10

                                          0.08

                                          0.09


                                          1.53


                                          0.36

                                          0.16
                                          0.09

                                          0.74

                                          0.10
                                          0.87

                                          0.13

                                          0.09




                                          0.23
                                          0.36


                                          0.16

                                          0.10

                                          0.11

                                          0.10

                                          1.18


                                          0.14


                                          0.08


                                          0.13


                                          0.09


                                          0.06


                                          0.05

                                          0.17
                                          0.05

                                          0.16

                                          0.10
                                          0.64

                                          0.09

                                          0.90

                                          0.29

                                          6.18


                                          0.11

                                          1.20

                                          0.08

                                          0.55

                                          0.18
                                          0.09


                                          0.34

                                          0.21


                                          0.09

                                          0.41
                                          3.22


                                          0.23

                                          1.82

                                          0.42

                                          1.33

                                          0.34



                                          2.87

                                          0.22

                                          3.50



                                          0.25

                                          2.85

                                          0.61


                                          0.44

                                          0.77


                                          0.15

                                          0.34

                                          5.99

                                          0.11

                                          2.53

                                          0.35



                                          0.11

                                         14.67

                                          0.27

                                          0.46

                                          0.84


                                          0.31

                                          0.50

                                          0.49

                                          8.15

                                          6.54

                                          0.71

                                          0.22



                                         17.04


                                          0.13
                                          0.50
                                          1.75
COAXIAL CABLE RG

MAYA 60


                                         13.30

IDENTIFICATION PLAQUE                     0.11
                                          0.61

                                          0.06


                                          0.03
                                          0.05
                                         48.52
COUCHE PAPER
                                          0.33

                                          0.57


                                          0.05



                                          0.47

                                          1.53

                                          0.23
                                          0.71
                                          1.41
                                          0.14
                                          0.04
                                         14.46
                                         16.47
                                          1.18

                                          4.95
                                          0.03
                                         11.90
                                          7.16
                                          0.03
                                          1.55
                                          0.04
PAPER AND IMPRESSION


                                          7.79


                                         12.19
                                          2.08


                                          3.20



                                          0.77




                                          1.52



                                          0.21

                                          0.06




                                          0.12

                                          0.07


                                          0.21

                                          3.67


                                          0.59

                                          0.46

                                          0.10
                                          7.82
                                          0.35
                                          0.16
                                          2.54
                                          2.31

                                          0.12


                                            MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                  QUARTER: 1 YEAR: 2005
GRUPO TELEVISA, S.A.

                                         SALES DISTRIBUTION BY PRODUCT

                                                   ANNEX 11
                                                DOMESTIC SALES

                                                                                           CONSOLIDATED
                                                                                         FINAL PRINTING
-------------------------------------------------------------------------------------------------------
                                                   TOTAL PRODUCTION         NET SALES           MARKET
                                               ---------------------------------------------    SHARE
                 MAIN PRODUCTS                      VOLUME      AMOUNT     VOLUME     AMOUNT     (%)
------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                            (219,139)
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                           28.000

ADVERTISED TIME SOLD (HALF HOURS)                                               1   3,240,184














OTHER INCOME                                                                           29,009
PROGRAMMING FOR PAY TELEVISION:

SALE OF SIGNALS                                                                       162,452
ADVERTISED TIME SOLD                                                                   19,967
PUBLISHING:

MAGAZINE CIRCULATION                                 33,298     291,021    13,757     169,032










PUBLISHING                                                                            108,190
OTHER INCOME                                                                            4,923
PUBLISHING DISTRIBUTION:                                                    3,364      42,774





SKY MEXICO

DTH BROADCAST SATELLITE                                                             1,246,650
PAY PER VIEW                                                                           53,703
CHANNEL COMMERCIALIZATION                                                               3,135

CABLE TELEVISION:

ANALOGIC AND DIGITAL SERVICE                                                          288,879
SERVICE INSTALLATION                                                                    4,311
PAY PER VIEW                                                                              585
CHANNEL COMMERCIALIZATION                                                               3,938
OTHER                                                                                   6,432








RADIO:

ADVERTISED TIME SOLD                                                                   62,146









OTHER BUSINESSES:

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                       157,375





SPECIAL EVENTS AND SHOW PROMOTION                                                     108,845

INTERNET SERVICES                                                                      88,810



------------------------------------------------------------------------------------------------------
TOTAL                                                           291,021             5,582,201
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 MAIN

                                               -------------------------------------------------------------------------------------
                 MAIN PRODUCTS                             TRADEMARKS                                       CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS
TELEVISION:

PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                           COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
                                                                            CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                            UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                            SABRITAS, S. DE R.L. DE C.V.
                                                                            BIMBO, S.A. DE C.V.
                                                                            PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
                                                                            CERVECERIA CUAUHTEMOC MOCTEZUMA. S.A. DE C.V.
                                                                            NOVARTIS FARMACEUTICA, S.A. DE C.V.
                                                                            DANONE DE MEXICO, S.A. DE C.V.
                                                                            ASTRAZENECA, S.A. DE C.V.
                                                                            HENKEL CAPITAL, S.A. DE C.V.
                                                                            COMPANIA CERVECERA DE ZACATECAS, S.A DE C.V.
                                                                            LALA ADMINISTRACION Y CONTROL, S.A. DE C.V.
                                                                            BARCEL, S.A. DE C.V.
                                                                            DAIMLER CHRYSLER DE MEXICO, S.A. DE C.V.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:

SALE OF SIGNALS
ADVERTISED TIME SOLD
PUBLISHING:

MAGAZINE CIRCULATION                           TV Y NOVELAS MAGAZINE,       GENERAL PUBLIC (AUDIENCE)
                                               TELEGUIA MAGAZINE,           DEALERS
                                               VANIDADES MAGAZINE           COMMERCIAL CENTERS (MALLS)
                                               COSMOPOLITAN MAGAZINE
                                               BIOGRAPHICAL BOOKS
                                               SOCCERMANIA MAGAZINE
                                               TU MAGAZINE
                                               MEN'S HEALTH MAGAZINE
                                               CARAS MAGAZINE
                                               MUY INTERESANTE MAGAZINE
                                               BIG BANG MAGAZINE
PUBLISHING                                                                  VARIOUS
OTHER INCOME

PUBLISHING DISTRIBUTION:                        MAGAZINE:
                                               "MAESTRA PREESCOLAR"
                                               "SEVENTEEN EN ESPANOL"
                                               "CAR AND DRIVER"
                                               "REVISTA DEL CONSUMIDOR"
                                               "ENTREPRENEUR"

SKY MEXICO

DTH BROADCAST SATELLITE                        SKY                          GENERAL PUBLIC
PAY PER VIEW
CHANNEL COMMERCIALIZATION

CABLE TELEVISION:

ANALOGIC AND DIGITAL SERVICE                                                GENERAL PUBLIC
SERVICE INSTALLATION                                                        OPERADORA MEGACABLE, S.A. DE C.V.
PAY PER VIEW                                                                T.V. CABLE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                                                   VPN DE MEXICO, S.A. DE C.V.
OTHER                                                                       COMUNICACIONES NEXTEL DE MEXICO, S.A DE C.V.
                                                                            BANCO MERCANTIL DEL NORTE, S.A.
                                                                            EL PALACIO DE HIERRO, S.A. DE C.V.
                                                                            CADBURY ADAMS DE MEXICO, S DE R.L. DE C.V.
                                                                            COMPANIA PROCTER & GAMBLE MEXICO, S. DE R.L. DE C.V.
                                                                            BANCO NACIONAL DE MEXICO, S.A.
                                                                            FORD MOTOR COMPANY, S.A. DE C.V.
                                                                            MUEBLERIA FREY, S.A. DE C.V.
                                                                            VOLKSWAGEN DE MEXICO, S.A. DE C.V.
RADIO:

ADVERTISED TIME SOLD                                                        CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
                                                                            ARENA COMMUNICATIONS, S.A. DE C.V.
                                                                            PROPIMEX, S.A. DE C.V.
                                                                            PEGASO PCS, S.A. DE C.V.
                                                                            HEWLETT PACKARD DE MEXICO, S. DE R.L. DE C.V.
                                                                            OPTIMEDIA, S.A. DE C.V.
                                                                            BANCO DE MEXICO, S.A.
                                                                            COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
                                                                            BBVA BANCOMER, S.A.
                                                                            UNILEVER DE MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                             CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                            CINEMEX, S.A. DE C.V.
                                                                            CINEMARK DE MEXICO, S.A. DE C.V.
                                                                            CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                            MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                            GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION              AMERICA                      GENERAL PUBLIC (AUDIENCE)
                                               REAL SAN LUIS                FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                              ESMAS.COM                    SAMSUNG ELECTRINIC DE MEXICO, S.A DE C.V.
                                                                            TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                            UNIVERSIDAD ANAHUAC DEL SUR S.C.
                                                                            VOLKSWAGEN DE MEXICO, S.A. DE C.V.
------------------------------------------------------------------------------------------------------------------------------------
TOTAL

------------------------------------------------------------------------------------------------------------------------------------



                                            MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                  QUARTER: 1 YEAR: 2005
GRUPO TELEVISA, S.A.

                                         SALES DISTRIBUTION BY PRODUCT

                                                   ANNEX 11A
                                                 FOREIGN SALES

                                                                                           CONSOLIDATED
                                                                                         FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                                 TOTAL PRODUCTION           NET SALES
                                             -------------------------------------------------
                MAIN PRODUCTS                   VOLUME      AMOUNT      VOLUME    AMOUNT                 DESTINATION
-----------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                            (2,142)

TELEVISION BROADCASTING:

ADVERTISING TIME SOLD                                                               104,061  UNITED STATES OF AMERICA





OTHER INCOME                                                                         16,824  UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:

SALES OF SIGNALS                                                                     52,856  SPAIN
                                                                                             ARGENTINA
                                                                                             CHILE
                                                                                             GUATEMALA
                                                                                             COLOMBIA
                                                                                             UNITED STATES OF AMERICA
PROGRAM LICENSING:

PROGRAMMING AND ROYALTIES                                                           396,170  UNITED STATES OF AMERICA
                                                                                             CENTRAL AMERICA
                                                                                             CARIBBEAN
                                                                                             EUROPE
                                                                                             SOUTH AMERICA
                                                                                             AFRICA
                                                                                             ASIA



PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                                7,357    108,437  GUATEMALA AND COSTA RICA
                                                                                             UNITED STATES OF AMERICA
                                                                                             PANAMA
                                                                                             SOUTH AMERICA
                                                                                             CENTRAL AMERICA
PUBLISHING                                                                           68,169
PUBLISHING DISTRIBUTION:                                                   3,571     42,967  PANAMA
                                                                                             SOUTH AMERICA




OTHER BUSINESSES:                                                                        47
DISTRIBUTION OF FILM MOVIES

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                               787,389
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  MAIN
                                             --------------------------------------------------------------------------------------
                MAIN PRODUCTS                           TRADEMARKS                             CUSTOMERS

-----------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS

TELEVISION BROADCASTING:

ADVERTISING TIME SOLD                                                        CPFI VENTURE, INC.
                                                                             POWERCORP UK LIMITED
                                                                             THE COCA-COLA COMPANY
                                                                             CORPORACION MEDCOM PANAMA, S.A.
                                                                             TELEMUNDO OF PUERTO RICO INC.
                                                                             T.V. SBT CANAL 4 DE SAO PAULO, S.A.
OTHER INCOME
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS





PROGRAM LICENSING:

PROGRAMMING AND ROYALTIES                    TELEVISA                        MCCANN ERICKSON, INC.
                                             TELEVISA                        MINDSHARE
                                             TELEVISA                        SAATCHI & SAATCHI
                                             TELEVISA                        RUBIN POSTAER & ASSOCIATES
                                             TELEVISA                        CARAT, INC.
                                             TELEVISA                        HORIZON MEDIA, INC.
                                             TELEVISA                        BBD&O
                                                                             INITIATIVE MEDIA, INC.
                                                                             GSD&M ADVERTISING
                                                                             TBWA CHIAT
PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                  T.V. Y NOVELAS MAGAZINE         GENERAL PUBLIC (AUDIENCE)
                                             BIOGRAPHICAL BOOKS              DEALERS
                                             VANIDADES MAGAZINE
                                             COSMOPOLITAN MAGAZINE
                                             TU  MAGAZINE
PUBLISHING

PUBLISHING DISTRIBUTION:                     SELECCIONES MAGAZINE            GENERAL PUBLIC (AUDIENCE)
                                             HOLA MAGAZINE
                                             VEA MAGAZINE
                                             SEMANA MAGAZINE
                                             CROMOS MAGAZINE
                                             JET SET MAGAZINE
OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA              QUARTER:      1            YEAR:  2005
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                  ANNEX 13
                                                               CONSOLIDATED
                                                             FINAL PRINTING
--------------------------------------------------------------------------------

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT MARCH 31, 2005, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

                  DESCRIPTION              AUTHORIZED AMOUNT      EXERCISED AMOUNT      PROGRESS %
                  -----------              -----------------      ----------------      ----------

U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------
DIGITALIZATION OF THE CABLE
  TELEVISION NETWORK                       U.S.$      124.8        U.S.$      52.5          42%

INFORMATION TECHNOLOGY
  PROJECTS OF CABLE TELEVISION                         17.8                   13.0          73%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                       13.3                    9.8          74%

INFORMATION TECHNOLOGY
  PROJECTS                                             11.8                    9.7          82%

SKY MEXICO PROJECTS                                    61.7%                  23.0          37%

MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------

INFORMATION TECHNOLOGY
  PROJECTS                                 PS.         35.5        PS.        11.8          33%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                       38.1                    1.9           5%



                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                QUARTER:      1       YEAR:   2005
GRUPO TELEVISA, S.A.

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                ANNEX 14                           CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032. EFFECTIVE MARCH 2005, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION. AS OF MARCH 31, 2005, THE AGGREGATE AMOUNT OF OUTSTANDING LONG-TERM DEBT BEING HEDGED BY THE NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$777.5 MILLION (PS.8,675,944) CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR
     LOSS).

     THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2004, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2005, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS 1.0438. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2004, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR MARCH 2004 WOULD HAVE BEEN 1.0451.

                       MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:     TLEVISA                      DATE:   4/27/2005
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
-------------------------------------------------------------------------------

COMPANY'S NAME:                  GRUPO TELEVISA, S.A.
ADDRESS:                         AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-20-00
FAX:                             5261-24-94
INTERNET ADDRESS:                www.televisa.com.mx

TAX DATA OF THE ISSUER
-------------------------------------------------------------------------------

COMPANY TAX CODE:                GTE901219GK3
ADDRESS:                         AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

-------------------------------------------------------------------------------
NAME:                            C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-77
FAX:                             5261-20-43
E-MAIL:                          rglima@televisa.com.mx

EXECUTIVES DATA
-------------------------------------------------------------------------------

BMV POSITION:                    CHAIRMAN OF THE BOARD
POSITION:                        CHAIRMAN OF THE BOARD
NAME:                            SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                         AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                    DOCTORES
ZIP CODE:                        06724
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5709-42-89
FAX:                             5709-39-88
E-MAIL:                          emilio@televisa.com.mx

-------------------------------------------------------------------------------
BMV POSITION:                    GENERAL DIRECTOR
POSITION:                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                            SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                         AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                    DOCTORES
ZIP CODE:                        06724
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5709-42-89
FAX:                             5709-39-88
E-MAIL:                          emilio@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                    FINANCE DIRECTOR
POSITION:                        CHIEF FINANCIAL OFFICER
NAME:                            LIC. SALVI  FOLCH VIADERO
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-80
FAX:                             5261-20-39
E-MAIL:                          sfolch@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                                 THROUGH EMISNET
POSITION:                        DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                            C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-77
FAX:                             5261-20-43
E-MAIL:                          rglima@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:                    RESPONSIBLE FOR SENDING SHARE REPURCHASE
                                 INFORMATION THROUGH EMISNET
POSITION:                        VICE PRESIDENT OF CORPORATE FINANCE
NAME:                            LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-58
FAX:                             5261-25-24
E-MAIL:                          apenna@televisa.com.mx

-------------------------------------------------------------------------------
BMV POSITION:                    RESPONSIBLE FOR LEGAL MATTERS
POSITION:                        VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                                 GRUPO TELEVISA
NAME:                            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-85
FAX:                             5261-25-46
E-MAIL:                          jmijares@televisa.com.mx

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BMV POSITION:                    SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                        SECRETARY OF THE BOARD OF DIRECTORS
NAME:                            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-85
FAX:                             5261-25-46
E-MAIL:                          jmijares@televisa.com.mx

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BMV POSITION:                    PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                        EXTERNAL GENERAL COUNSEL
NAME:                            LIC. RICARDO MALDONADO YANEZ
ADDRESS:                         MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                    LOMAS DE CHAPULTEPEC
ZIP CODE:                        11000
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5201-74-47
FAX:                             5520-10-65
E-MAIL:                          rmaldonado@macf.com.mx

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BMV POSITION:                    RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:                        DIRECTOR OF INVESTOR RELATIONS
NAME:                            LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-46
FAX:                             5261-24-94
E-MAIL:                          mboyance@televisa.com.mx

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BMV POSITION:                    RESPONSIBLE FOR SENDING INFORMATION THROUGH
                                 EMISNET
POSITION:                        SECRETARY OF THE BOARD OF DIRECTORS
NAME:                            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-25-85
FAX:                             5261-25-46
E-MAIL:                          jmijares@televisa.com.mx

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BMV POSITION:                    RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH
                                 EMISNET
POSITION:                        DIRECTOR OF INVESTOR RELATIONS
NAME:                            LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                         AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                    SANTA FE
ZIP CODE:                        01210
CITY AND STATE:                  MEXICO, D.F.
TELEPHONE:                       5261-24-46
FAX:                             5261-24-94
E-MAIL:                          mboyance@televisa.com.mx

                       MEXICAN STOCK EXCHANGE ("BMV")

STOCK EXCHANGE CODE:  TLEVISA                          DATE:  4/27/2005
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

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POSITION :     PRESIDENT(S)

NAME :         EMILIO FERNANDO AZCARRAGA JEAN

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POSITION :     VICE PRESIDENT(S)

NAME :         MARIA ASUNCION ARAMBURUZABALA LARREGUI

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POSITION :     DIRECTOR(S)

NAME :         PEDRO ASPE ARMELLA
NAME :         JULIO BARBA HURTADO
NAME :         JOSE ANTONIO BASTON PATINO
NAME :         ANA PATRICIA BOTIN O'SHEA
NAME :         MANUEL JORGE CUTILLAS COVANI
NAME :         ALFONSO DE ANGOITIA NORIEGA
NAME :         CARLOS FERNANDEZ GONZALEZ
NAME :         BERNARDO GOMEZ MARTINEZ
NAME :         CLAUDIO X. GONZALEZ LAPORTE
NAME :         ROBERTO HERNANDEZ RAMIREZ
NAME :         ENRIQUE KRAUZE KLEINBORT
NAME :         GERMAN LARREA MOTA VELAZCO
NAME :         GILBERTO PEREZALONSO CIFUENTES
NAME :         ALEJANDRO QUINTERO INIGUEZ
NAME :         FERNANDO SENDEROS MESTRE
NAME :         ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :         CARLOS SLIM DOMIT
NAME :         LORENZO H. ZAMBRANO TREVINO

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POSITION :     ALTERNATE DIRECTOR(S)

NAME :         HERBERT ALLEN III
NAME :         JUAN PABLO ANDRADE FRICH
NAME :         LUCRECIA ARAMBURUZABALA LARREGUI
NAME :         FELIX ARAUJO RAMIREZ
NAME :         MAXIMILIANO ARTEAGA CARLEBACH
NAME :         JOAQUIN BALCARCEL SANTA CRUZ
NAME :         JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :         RAFAEL CARABIAS PRINCIPE
NAME :         FRANCISCO JOSE CHEVEZ ROBELO
NAME :         JOSE LUIS FERNANDEZ FERNANDEZ
NAME :         SALVI FOLCH VIADERO
NAME :         LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :         JOSE HEREDIA BRETON
NAME :         JOSE ANTONIO LARA DEL OLMO
NAME :         JORGE LUTTEROTH ECHEGOYEN
NAME :         ALBERTO MONTIEL CASTELLANOS
NAME :         RAUL MORALES MEDRANO
NAME :         ALEXANDRE MOREIRA PENNA DA SILVA
NAME :         GUILLERMO NAVA GOMEZ-TAGLE

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POSITION :     STATUTORY AUDITOR(S)

NAME :         MARIO SALAZAR ERDMANN

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POSITION :     ALTERNATE STATUTORY AUDITOR(S)

NAME :         JOSE MIGUEL ARRIETA MENDEZ

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POSITION :     SECRETARY(IES) OF THE BOARD

NAME :         JUAN SEBASTIAN MIJARES ORTEGA

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  May 3, 2005                       By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President